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Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-208289

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 29, 2016)

JUST ENERGY GROUP INC.

Up to US$150,000,000
of 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares

         Just Energy Group Inc. ("Just Energy", the "Corporation", "we", "us" or "our") hereby offers pursuant to and in accordance with this prospectus supplement (the "Prospectus Supplement") its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the "Series A Preferred Shares") having an aggregate offering price of up to US$150,000,000 (the "ATM Shares"). Just Energy has entered into an at-the-market issuance sales agreement dated May 2, 2017 (the "ATM Agreement") with FBR Capital Markets & Co. ("FBR") pursuant to which Just Energy may offer and sell ATM Shares from time to time through FBR, as sales agent in accordance with the terms of the ATM Agreement.

         Just Energy's outstanding Series A Preferred Shares and outstanding common shares ("Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "JE.PR.U" and "JE", respectively and on the New York Stock Exchange (the "NYSE") under the symbol "JE PR A" and "JE", respectively. On May 1, 2017, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Series A Preferred Shares and the Common Shares on the TSX was US$27.15 and CDN$8.33, respectively, and on the NYSE was US$26.50 and US$6.10, respectively. The TSX has conditionally approved the listing of the ATM Shares offered hereby, subject to the Corporation fulfilling all of the listing requirements of the TSX. The NYSE has authorized, upon official notice of issuance, the listing of the ATM Shares offered hereunder.

         Sales of Shares, if any, under this Prospectus Supplement and the accompanying short form base shelf prospectus (in Quebec) and amended and restated short form base shelf prospectus (for all provinces of Canada other than Quebec) dated December 29, 2016 (the "Prospectus") may be made in the United States by any method permitted by law deemed to be an "at-the-market" offering as defined in Rule 415 of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). No ATM Shares will be distributed, offered or sold in Canada, including through the TSX or other trading markets in Canada. The ATM Shares will be offered at the market prices prevailing at the time of the sale, as a result, prices may vary as between purchasers and during the period of distribution.

         Just Energy will pay FBR compensation for its services in acting as sales agent in connection with the sale of ATM Shares pursuant to the terms of the ATM Agreement in an amount not to exceed 3.0% of the gross offering proceeds from each sale of ATM Shares made pursuant to the ATM Agreement. In connection with the sale of ATM Shares on our behalf, FBR will be deemed to be an "underwriter" within the meaning of the U.S. Securities Act and the compensation of FBR will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to FBR against certain liabilities, including liabilities under the U.S. Securities Act.

         FBR will not engage in any transactions that are intended to stabilize or maintain the market price of the Series A Preferred Shares.

         The purchase of ATM Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see "Risk Factors" beginning on page S-45 in the Prospectus Supplement and on page 6 in the accompanying Prospectus and the risk factors in the Corporation's AIF (as defined herein) which is incorporated herein and therein by reference, for a description of risks involved in an investment in the Corporation and the ATM Shares.

FBR

The date of this prospectus supplement is May 2, 2017

         This offering is made by a Canadian issuer that is permitted under a multijurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Just Energy has prepared its consolidated financial statements for the year ended March 31, 2016 and the three and nine months ended December 31, 2016, incorporated herein by reference, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Just Energy's consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and the United States Securities and Exchange Commission ("SEC") independence standards. Thus, they may not be comparable to the financial statements of U.S. companies.

         Prospective investors should be aware that the acquisition, holding or disposition of the ATM Shares may have tax consequences. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading "Certain U.S. Federal Income Tax Considerations" and should consult their own tax advisor with respect to their own particular circumstances.

         The ability of purchasers of securities to enforce civil liabilities under United States federal securities laws may be affected adversely because Just Energy is incorporated in Canada, certain of the Corporation's officers and directors and certain of the experts named in this Prospectus Supplement are not residents of the United States, and a substantial portion of Just Energy's assets and the assets of such persons are located outside of the United States. See "Enforceability of Civil Liabilities by U.S. Investors".

         Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Corporation and FBR have not authorized anyone to provide prospective purchasers with additional or different information from that contained or incorporated by reference in this this Prospectus Supplement and the accompanying Prospectus.

         Deborah Merril, James W. Lewis, Patrick McCullough, R. Scott Gahn, Brett A. Perlman, George Sladoje and William Weld reside outside of Canada and have appointed the Corporation, located at 100 King Street West, Suite 2630, Toronto, Ontario, Canada M5X 1E1, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for services of process in Canada.

         The Corporation's head office is located at Suite 200, 6345 Dixie Road, Mississauga, Ontario L5T 2E6. The registered office of the Corporation is located at 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1.

         NONE OF THE CANADIAN SECURITIES REGULATORY AUTHORITIES, THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

         Prospective investors should be aware that the acquisition, holding or disposition of the Series A Preferred Shares may have tax consequences. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading "Material Tax Considerations—Certain Canadian Federal Income Tax Considerations" and "Material Tax Considerations—Certain United States Federal Income Tax Considerations" and should consult their own tax advisor with respect to their own particular circumstances.

AMENDED AND RESTATED BASE SHELF PROSPECTUS

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this offering and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to this offering.

        Neither the Corporation nor FBR is making an offer to sell the Shares in any jurisdiction where the offer or sale is not permitted by law. No Shares will be distributed, offered or sold in Canada on the TSX or other trading markets in Canada. This Prospectus Supplement and the accompanying Prospectus must not be used by anyone for any purpose other than in connection with this offering. The Corporation does not undertake to update the information contained in this Prospectus Supplement or contained or incorporated by reference in the Prospectus, except as required by applicable securities laws.

        Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Readers should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus Supplement or the respective dates of the documents incorporated by reference in the accompanying Prospectus. Information on any of the websites maintained by the Corporation does not constitute a part of this Prospectus Supplement or the accompanying Prospectus and shall not be relied upon by prospective purchasers for the purpose of determining whether to invest in the Shares offered by this Prospectus Supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein, contains forward-looking statements and forward-looking information (collectively, the "forward-looking statements") within the meaning of applicable securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are often, but not always, identified by the use of words (including negative and grammatical variations thereof) such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein include, but are not limited to statements pertaining to: customer revenues and margins; customer additions and renewals; customer attrition; customer consumption levels; dividends; the ability to compete successfully; treatment under governmental regimes; EBITDA, Base EBITDA, Funds from Operations and Base Funds from Operations; litigation against the Corporation and/or its subsidiaries; the listing of the ATM Shares on the TSX and the NYSE; the use of proceeds of this offering; and the expenses of this offering. This information involves known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. In addition, this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein may contain forward looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. See also "Forward-Looking Statements" in the AIF, the Annual MD&A and the Interim MD&A (as each is defined below), which are incorporated by reference into this Prospectus Supplement and which are available at www.sedar.com and through the U.S. Securities and Exchange Commission's website at www.sec.gov for further information with respect to forward-looking statements.

        Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein include, but are not limited to: general economic and business conditions in North America and globally; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions, attrition and renewals; fluctuations in natural gas and electricity prices and interest and exchange rates; actions taken by governmental authorities, including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs; dependence on suppliers; risks inherent in marketing operations, including credit risk; potential delays or changes in plans with respect to capital expenditures and the availability of capital on acceptable terms; availability of sufficient financial resources to fund the Corporation's capital expenditures; inability to obtain required consents, permits or approvals; incorrect assessments of the value of acquisitions; failure of the Corporation to realize the anticipated benefits of any acquisition; known or unknown liabilities acquired pursuant to acquisitions; volatility in the stock markets and in market valuations; competition for, among other things, customers, supply, capital and skilled personnel; the results of litigation; dependence on certain suppliers; and the other factors described under "Risk Factors" in this Prospectus Supplement and the accompanying Prospectus, and in the AIF and the Annual MD&A, which are incorporated by reference in the accompanying Prospectus, and described in other filings made by the Corporation with Canadian securities regulatory authorities.

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. The factors listed above should be considered carefully and the Corporation cautions readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Further information regarding these factors may be found under the heading "Risk Factors" in this Prospectus Supplement, the accompanying Prospectus, the AIF and the Annual MD&A.

        Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on the Corporation's forward-looking statements to make decisions with respect to the Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. No assurance can be given that the expectations reflected in the forward looking statements contained in this Prospectus Supplement and the accompanying Prospectus will prove to be correct. Furthermore, the forward-looking statements contained in this Prospectus Supplement and the accompanying Prospectus are made as of the date of this Prospectus Supplement or the accompanying Prospectus, as applicable, and the Corporation does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference therein, are expressly qualified by this cautionary statement.

 CURRENCY AND EXCHANGE RATE INFORMATION

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, "Canadian dollars", "CDN$" or "$" means lawful currency of Canada and "US dollars" or "US$" means lawful currency of the United States.

        The noon rate of exchange on May 1, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into US dollars was $1.00 equals US$0.7321 and for the conversion of US dollars into Canadian dollars was US$1.00 equals $1.3660.

        The following table reflects the high and low rates of exchange for one US dollar, expressed in Canadian dollars, during the periods noted, and the average rates of exchange during such periods based on the Bank of Canada noon spot rate of exchange.

	Nine months ended December 31, 2016 ($)	Nine months ended December 31, 2015 ($)	Year ended March 31, 2016 ($)	Year ended March 31, 2015 ($)
High	1.3438	1.3705	1.4589	1.2803
Low	1.2819	1.2185	1.1951	1.0634
Average	1.3092	1.2913	1.3114	1.1387

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of this offering.

        The following documents filed with the securities commission or similar regulatory authority in all of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Prospectus:

  (a)
  the annual information form of the Corporation for the year ended March 31, 2016 dated May 27, 2016 (the "AIF");

  (b)
  the audited consolidated financial statements of the Corporation as at and for the year ended March 31, 2016 and the notes thereto, together with the independent auditors' report thereon (the "Annual Financial Statements");

  (c)
  management's discussion and analysis of financial condition and results of operations of the Corporation for the year ended March 31, 2016 (the "Annual MD&A");

  (d)
  the unaudited condensed consolidated interim financial statements of the Corporation for the three and nine months ended December 31, 2016 and the notes thereto (the "Unaudited Interim Financial Statements");

  (e)
  management's discussion and analysis of financial condition and results of operations for the three and nine months ended December 31, 2016 (the "Interim MD&A");

  (f)
  the management information circular of the Corporation dated May 27, 2016 prepared in connection with the annual meeting of shareholders of the Corporation held on June 28, 2016;

  (g)
  the material change report of the Corporation dated January 27, 2017;

  (h)
  the material change report of the Corporation dated February 8, 2017; and

  (i)
  the material change report of the Corporation dated March 17, 2017.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Just Energy at First Canadian Place, 100 King Street West, Suite 2630,

Toronto, Ontario, M5X 1E1, telephone: 1 416-367-2452, and are also available electronically on SEDAR at www.sedar.com.

        Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions (excluding confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and before the termination or completion of the offering of Series A Preferred Shares hereunder, will be deemed to be incorporated by reference into the Prospectus, as supplement by this Prospectus Supplement, for the purpose of this offering.

        Any statement contained in this Prospectus Supplement, in the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein shall be deemed to be modified or superseded to the extent that a statement contained herein or therein, or in any subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

 ADDITIONAL INFORMATION

        The Corporation has filed with the SEC a registration statement (the "Registration Statement") on Form F-10 under the U.S. Securities Act, relating to the offering of the Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Information omitted from this Prospectus Supplement and the accompanying Prospectus but contained in the Registration Statement is available on the SEC's website under the Corporation's profile at www.sec.gov. Please refer to the Registration Statement and exhibits for further information.

        The Corporation is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Corporation is required to publicly file reports and other information with the SEC. Under the MJDS, the Corporation is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Corporation is not required to publish financial statements as promptly as U.S. companies.

        Investors may read and copy, for a fee, any document that the Corporation has filed with or furnished to the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, N.E.,

Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. Investors may read and download the documents the Corporation has filed with the SEC's Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Corporation has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

NON-IFRS MEASURES

        The documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus refer to certain financial measures that are not determined in accordance with IFRS as adopted by the International Accounting Standards Board. Such non-IFRS financial measures include "EBITDA", "Base EBITDA", "Funds from Operations", "Base Funds from Operations", "Base Funds from Operations Payout Ratio", and "Embedded gross margin". These non-IFRS financial measures do not have standardized meanings prescribed by IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Corporation believes these non-IFRS financial measures are useful in providing relative performance and measuring change. Definitions of non-IFRS financial measures used by the Corporation are found under the heading "Key terms" in the Annual MD&A and "Non-IFRS financial measures" in the Interim MD&A.

MARKET AND INDUSTRY DATA

        Certain documents incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus contain market and industry data obtained from a combination of third-party sources and the estimates of management of the Corporation. Although management believes that these third-party sources and the estimates of management are reliable, the accuracy and completeness of such data is not guaranteed and has not been verified by any independent sources. Market and industry data, including estimates and projections relating to size of market and market share, is inherently imprecise and cannot be verified due to limitations in the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations inherent in any market research or other survey. Management's estimates are based on internal research, its knowledge of the relevant market and industry and extrapolations from third-party sources. While we are not aware of any misstatements regarding the market and industry data presented in the documents incorporated by reference herein and in the accompanying Prospectus, such data involve risks and uncertainties and are subject to change based on various factors, including those factors discussed under "Cautionary Statement Regarding Forward-Looking Statements."

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

        The Corporation is a corporation existing under the Canada Business Corporations Act (the "CBCA"). Certain of the Corporation's directors and officers, and certain of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and a portion of their assets and of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of the Series A Preferred Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Series A Preferred Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Services Company, 1090 Vermont Avenue N.W., Washington DC 20005 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of, related to, or concerning the offering of the ATM Shares under this Prospectus Supplement.

 SUMMARY OF THE OFFERING

        This summary highlights information contained elsewhere in this Prospectus Supplement and the accompanying Prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Series A Preferred Shares. You should read this entire Prospectus Supplement and the accompanying Prospectus carefully.

Issuer:	Just Energy Group Inc.
Securities Offered:

8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, having an aggregate offering price of up to US$150,000,000 through FBR, as sales agent. For a detailed description of the Series A Preferred Shares, please read "Description of Series A Preferred Shares."

Dividend Rate:

During each dividend period from, and including, the date of original issuance to, but not including, March 31, 2022, dividends on the Series A Preferred Shares will accrue at the rate of 8.50% per annum of the US$25.00 liquidation preference per Series A Preferred Share. During each dividend period from, and including, March 31, 2022, to, but not including, March 31, 2027, dividends on the Series A Preferred Shares will accrue at an annual rate equal to the sum of (i) 6.48% plus the Mid Market Swap Rate as calculated on the immediately preceding dividend payment date and (ii) 0.50%, of the US$25.00 liquidation preference per Series A Preferred Share. During each dividend period from and including March 31, 2027, and thereafter, dividends on the Series A Preferred Shares will accrue at an annual rate equal to the sum of (i) 6.48% plus the Mid Market Swap Rate as calculated on the immediately preceding dividend payment date and (ii) 1.00%, of the US$25.00 liquidation preference per Series A Preferred Share.

The term "Mid Market Swap Rate" means, on the second business day in New York immediately preceding the first day of each relevant dividend period for the Series A Preferred Shares, the applicable semi-annual 5-year U.S. dollar mid market swap rate (the "5-year Mid Swap Rate") displayed at 5:00 p.m. (New York time) as reported by Bloomberg L.P. on the IRSB page (or such other page as may replace that page as reported by Bloomberg L.P., or such other service as may be nominated by the person providing or sponsoring the information appearing there for the purposes of displaying comparable rates) on such date of determination. If the 5-year Mid Swap Rate does not appear on that page, it shall be determined by a U.S. or Canadian investment banking firm selected by the Corporation on the basis of (i) quotations provided by the principal office of each of four major banks in the U.S. dollar swap market of the rates at which swaps for a 5 year period in U.S. dollars are offered by it at approximately 5:00 p.m. (New York time) on such date of determination to participants in the U.S. dollar swap market; and (ii) the arithmetic mean rounded, if necessary, to the nearest 0.00001 (0.000005 being rounded upwards) of such quotations.

All dividends accrue daily during the relevant dividend period. For dividend periods beginning from, and including, March 31, 2022, the Mid Market Swap Rate for each dividend period will be determined on the immediately preceding dividend payment date and will apply to each day of such dividend period. Please read "Description of Series A Preferred Shares—Dividends" and "Description of the Series A Preferred Shares—Optional Redemption."

Dividends

Holders of the Series A Preferred Shares are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends payable on the applicable dividend payment date.

Dividend Payment Dates:	Quarterly on the last day of each March, June, September and December.

Ranking:

The Series A Preferred Shares rank: (i) senior to all of our Common Shares and any other equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank junior to the Series A Preferred Shares or do not specifically provide that such equity securities rank pari passu with, or senior to, the Series A Preferred Shares, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, which we refer to as "Junior Shares;" (ii) equal to any shares of equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series A Preferred Shares, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, which we refer to as "Parity Shares;" (iii) junior to all other equity securities we issue, the terms of which specifically provide that such equity securities rank senior to the Series A Preferred Shares, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any issuance of senior equity securities would require the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Shares), which we refer to as "Senior Shares"; and (iv) junior to all of our existing and future indebtedness.

If declared dividends on the Series A Preferred Shares are not paid on an applicable dividend payment date, the Corporation will not pay a dividend on any Parity Shares or Junior Shares until all accrued and unpaid dividends on the Series A Preferred Shares have been paid.

Restrictions on Dividends:

No dividends on Series A Preferred Shares shall be authorized by our board of directors or paid, declared or set aside for payment by us at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under the CBCA or any other applicable law, or when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness (the "Limiting Documents"), prohibit the authorization, payment, declaration or setting aside for payment thereof or provide that the authorization, payment, declaration or setting aside for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents. For example, pursuant to the CBCA, the Corporation will not be able to pay dividends if there are reasonable grounds for believing that: (a) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. You should review the information appearing under "Risk Factors—We could be prevented from paying cash dividends on the Series A Preferred Shares" for information as to, among other things, other circumstances under which we may be unable to pay dividends on the Series A Preferred Shares.

Optional Redemption:

On and after March 31, 2022, we may, at our option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of US$25.00 per Series A Preferred Share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If we elect to redeem any Series A Preferred Shares as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), (i) at any time on or after March 31, 2022, and (ii)  provided that no Limiting Document may prohibit it, we may, at our option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Shares, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of US$25.00 per Series A Preferred Share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the Series A Preferred Shares (whether pursuant to our optional redemption right described under "Description of Series A Preferred Shares—Redemption—Optional Redemption" or this special optional redemption right), the holders of Series A Preferred Shares will not have the Change of Control Conversion Right (as described under "Description of Series A Preferred Shares—Limited Conversion Rights Upon a Change of Control") with respect to the Series A Preferred Shares so called for redemption. If we elect to redeem any the Series A Preferred Shares as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

A "Change of Control" is deemed to occur when, after the original issuance of the Series A Preferred Shares, the following have occurred and are continuing:

•

the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation and its subsidiaries taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act); or

•

the consummation of any transaction or series of related transactions (including, without limitation, any merger, arrangement, amalgamation or consolidation), the result of which is that any "person" (as defined above) becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of all our Common Shares entitled to vote generally in the election of our directors, measured by voting power rather than number of Common Shares; and provided, that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

Voting Rights:	Holders of the Series A Preferred Shares have no voting rights except as required by applicable law or as indicated below.

Unless we have received: (i) the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Shares voting in person or by proxy as a separate class at a meeting of shareholders of Just Energy; or (ii) the written consent of holders of all of the outstanding Series A Preferred Shares, we may not:

(i)

amend, alter or repeal any provisions of our articles relating to the Series A Preferred Shares to affect materially and adversely the rights, privileges, restrictions or conditions of the Series A Preferred Shares, or

(ii)

authorize, create or increase the authorized amount of, any class or series of shares in our capital having rights senior to the Series A Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

Limited Conversion Rights Upon a Change of Control:

Upon the occurrence of a Change of Control, each holder of Series A Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem the Series A Preferred Shares) to convert some or all of the Series A Preferred Shares held by such holder on the Change of Control Conversion Date into a number of our Common Shares per Series A Preferred Share (the "Common Share Conversion Consideration"), which is equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the US$25.00 liquidation preference per Series A Preferred Share plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a dividend declared on the Series A Preferred Shares and prior to the corresponding dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Share Price; and

• 8.606 Common Shares, subject to certain adjustments.

Notwithstanding the foregoing, the holders of Series A Preferred Shares will not have the Change of Control Conversion Right if the "person" (as defined above) that acquires control of the Corporation (the "Acquiror") has shares listed or quoted on the NYSE, the NYSE MKT, the NASDAQ Stock Market or the TSX or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT, the NASDAQ Stock Market or the TSX, and the Series A Preferred Shares become convertible into or exchangeable for such Acquiror's listed shares upon a subsequent Change of Control of the Acquiror.

For definitions of "Change of Control Conversion Right," "Change of Control Conversion Date" and "Common Share Price" and the restrictions on cash payments under a Change of Control hereunder, please read "Description of the Series A Preferred Shares—Limited Conversion Rights Upon a Change of Control."

Use of Proceeds:	We intend to use the net proceeds from this Offering for general corporate purposes.
Ratings:	The Series A Preferred Shares will not be rated.
Exchange Listing:	The Series A Preferred Shares are listed on the TSX under the symbol "JE.PR.U" and on the NYSE under the symbol "JE PR A."
Tax Considerations:	See "Material Tax Considerations" in this Prospectus Supplement.
Form:

The Series A Preferred Shares will be issued and maintained in book-entry form registered initially in the name of The Depository Trust Company ("DTC") as securities depositary for the Series A Preferred Shares, except under limited circumstances. Please read "Description of the Series A Preferred Shares—Book-Entry Procedures."

JUST ENERGY GROUP INC.

        We are an energy management solutions provider specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options. We have offices located across the United States, Canada, the United Kingdom and Germany serving close to two million residential and commercial customers. We offer a wide range of energy products including long-term fixed-price, variable rate, and flat bill programs; home energy management services, including smart thermostats and smart irrigation controllers, as well as renewable energy solutions, such as carbon offsets and residential solar options. We market our products and services under the following brands: Just Energy, Hudson Energy, Amigo Energy, GreenStar Energy, Just Solar, Tara Energy and TerraPass. Prior to April 1, 2017, we also marketed certain products and services under the Commerce Energy brand. Please see "—Recent Developments" below.

        We commenced operations in 1997 in the Province of Ontario under a predecessor company, listing as Just Energy Income Fund (the "Fund") on the TSX in April 2001. Pursuant to a plan of arrangement approved by unitholders of the Fund on June 29, 2010, and by the Alberta Court of the Queen's Bench on June 30, 2010, Just Energy Group Inc. was established on January 1, 2011 under the CBCA.

        By fixing the price of electricity or natural gas under fixed-price energy contracts for a period of up to five years, our customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow our customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat bill products offer our customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity. We derive our margin or gross profit from the difference between the price at which we are able to sell the commodities to our customers and the price at which we purchase the associated volumes from our commodity suppliers. Under our Just Green/TerraPass brands, through carbon offset and Renewable Energy Credits programs customers can reduce the negative impact of their own day-to-day energy consumption. In certain markets, we bundle smart thermostats with our other services, which we believe increases customer loyalty and margins. Our Just Energy Perks program launched in 2016 allows customers to gain points used to purchase energy efficient products or gift cards from our partner Energy Earth.

        Our principal executive office is located at 6345 Dixie Road, Suite 200, Mississauga, Ontario, L5T 2E6. Our website address is www.justenergygroup.com. Information contained on our website does not constitute part of this Prospectus Supplement.

Recent Developments

  Commerce Energy Re-branding

        On April 3, 2017, we announced that, effective April 1, 2017, our subsidiary Commerce Energy re-branded as Just Energy. The change represented a transition in name only and did not otherwise affect the status of existing customer contracts.

  Renewal of Normal Course Issuer Bids

        On March 9, 2017, we received TSX approval to renew our current normal course issuer bids ("NCIBs") for our 5.75% convertible, unsecured subordinated debentures due September 30, 2018 ("5.75% Convertible Debentures") and our Common Shares. The NCIBs commenced on March 17, 2017 and will expire on March 16, 2018. Under the NCIBs we may purchase up to $9,999,100 of 5.75% Convertible Debentures and up to 9,655,649 Common Shares. As of the date of this Prospectus Supplement, we have purchased 850,000 Common Shares and no 5.75% Convertible Debentures under the NCIBs.

  Early Redemption of 6.0% Convertible Debentures

        On February 21, 2017, we completed the early redemption of the remaining approximately CDN$94.65 million of our 6.0% Convertible Debentures scheduled to mature on June 30, 2017 (the "6.0% Convertible Debentures"). On February 21, 2017, we paid a redemption price to the holders of the 6.0% Convertible Debentures, in cash, equal to CDN$1,008.5479 for each CDN$1,000 principal amount of the 6.0% Convertible Debentures. The redemption price was equal to the aggregate of CDN$1,000 principal amount and all accrued plus unpaid interest thereon to but excluding February 21, 2017, in each case less any taxes required to be deducted or withheld. The redemption price was paid.

  February 2017 Offering

        On February 7, 2017, we completed a public offering of 4,000,000 Series A Preferred Shares for US$25.00 per Series A Preferred Share, resulting in total net proceeds of approximately US$96.9 million after deducting underwriting fees and offering expenses (the "February Preferred Offering"). In addition, on February 7, 2017 we completed a non-brokered private placement of 40,000 Series A Preferred Shares for $US25.00 per Series A Preferred Shares, result in total gross proceeds of US$1 million (the "February Private Placement"). We used a portion of the net proceeds from the February Preferred Offering and the February Private Placement for general corporate purposes.

  Credit Facility Capacity Increased by $50 Million

        On January 3, 2017, the Corporation announced that it amended and restated its Credit Facility with its syndicate of lenders to increase the capacity under the Credit Facility by CDN$50 million to US$342.5 million by adding a letter of credit facility (the "LC Facility"). The principal amount outstanding under the LC Facility is guaranteed by Export Development Canada ("EDC") under EDC's Account Performance Security Guarantee Program.

Organizational Structure

        The following diagram sets forth our simplified organizational structure after giving effect to this offering.

(1)
The Canadian Subsidiaries are corporations, limited partnerships, and unlimited liability companies directly or indirectly wholly-owned by Just Energy. The Canadian operating Subsidiaries include Just Energy Ontario L.P. (Ontario); Just Energy Alberta L.P. (Alberta); Just Green L.P. (Alberta);

  Just Energy Manitoba L.P. (Manitoba); Just Energy B.C. Limited Partnership (British Colombia); Just Energy Québec L.P. (Quebec); Just Energy Prairies L.P. (Manitoba); Just Energy Trading L.P. (Ontario); Just Green L.P.; and Hudson Energy Canada Corp. (Canada). Just Energy Corp. is the general partner of each of the Canadian operating limited partnerships. Additionally, we indirectly hold an approximately 10% fully diluted interest in ecobee Inc., a manufacturer and distributor of smart thermostats located in Toronto, Ontario.

(2)
The U.S. Subsidiaries are corporations, limited liability companies and limited partnerships indirectly wholly-owned by Just Energy and are incorporated or formed, as applicable, under the laws of the State of Delaware, unless otherwise noted. The U.S. operating Subsidiaries are Just Energy (U.S.) Corp.; Just Energy Illinois Corp.; Just Energy Indiana Corp.; Just Energy Massachusetts Corp.; Just Energy New York Corp.; Just Energy Texas I Corp.; Just Energy Texas LP (Texas); Just Energy Pennsylvania Corp.; Just Energy Solutions, Inc.; Just Energy Marketing Corp.; Just Energy Michigan Corp.; Hudson Energy Services LLC (New Jersey); Just Energy Limited; Fulcrum Retail Energy LLC d/b/a Amigo Energy (Texas); Tara Energy, LLC (Texas); Just Advanced Solutions LLC d/b/a Terrapass; and Just Solar Holdings Corp.

(3)
Hudson Energy Holdings UK Limited and Hudson Energy Supply UK Limited are direct and indirect wholly-owned subsidiaries of Just Energy operating in the United Kingdom. Just Insurance Limited, a Barbadian company, is an indirect wholly-owned subsidiary of Just Energy and provides self-insurance to Just Energy and its subsidiaries. db swdirekt GmbH is a German company in which Just Energy indirectly holds 95% of the issued and outstanding shares. db swpro GmbH is a German sales company in which Just Energy indirectly holds 50% of the issued and outstanding shares.

(4)
Just Energy also indirectly owns a 50% interest in Just Ventures L.P. (Ontario) and Just Ventures LLC (Delaware) (collectively, "Just Ventures"), which operate as internet marketing companies for Just Energy's subsidiaries. The other 50% interest of Just Ventures is directly or indirectly held by a third party, Red Ventures, LLC (North Carolina).

USE OF PROCEEDS

        The net proceeds from this offering are not determinable in light of the nature of this offering. The net proceeds of any given sale of ATM Shares through FBR pursuant to the ATM Agreement will represent the gross proceeds after deducting the applicable compensation payable to FBR under the ATM Agreement and the expenses of this offering.

        We intend to use the net proceeds from this offering for general corporate purposes. The Corporation intends to spend the funds available to it as stated in this Prospectus Supplement; however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. Pending use of the net proceeds of this offering, such net proceeds will be invested in accordance with determinations made by our board of directors or certain executive officers.

 CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2016, on an actual basis and an as adjusted basis to give effect to this offering. Prospective investors should read the following table in conjunction with the "Use of Proceeds" appearing elsewhere in this Prospectus Supplement as well as the Unaudited Interim Financial Statements incorporated by reference into this Prospectus Supplement.

	December 31, 2016
	($000's) Actual	($000's) As Adjusted After Giving Effect to the Offering and the Use of Proceeds(1)
Long-term debt:
Credit Facility	87,640	87,640	(2)
6.0% Convertible Debentures	92,773	—
5.75% Convertible Debentures	95,413	95,413
6.50% Convertible Bonds	191,487	191,487
6.75% Convertible Debentures	145,008	145,008
Total long-term debt	612,321	519,548
Shareholders' equity:
Common Shares	1,076,051	1,076,051
Equity component of convertible debentures	18,866	13,509
Series A Preferred Shares	—	327,239
Contributed surplus	52,008	57,430
Deficit	(1,404,525)	(1,404,525)
Accumulated other comprehensive income	47,965	47,965
Total shareholders' equity	(209,635)	117,669

Total capitalization	402,686	637,217

Notes:

(1)
Assuming US$150,000,000 of ATM Shares issued by the Company at a price of US$27.19 per share, being the last reported sale price for our Series A Preferred Shares on the NYSE in United States dollars on April 28, 2017, less cash commissions of 3% and expected costs of US$500,000 for the offering.

(2)
On January 3, 2017, the Corporation announced that it amended and restated its credit facility (the "Credit Facility") with its syndicate of lenders to increase the capacity under the Credit Facility by CDN$50 million to US$342.5 million

EARNINGS COVERAGE RATIOS

        The following earnings coverages are calculated on a consolidated basis for the twelve-month periods ended March 31, 2016 and December 31, 2016 and are derived from audited financial information of the Corporation in the case of the period ended March 31, 2016 and unaudited financial information of the Corporation in the case of the period ended December 31, 2016.

        The Corporation's dividend requirements on all of its preferred shares, after giving effect to the issuance of the ATM Shares under this offering (assuming an aggregate offering of US$150,000,000) and adjusted to a before-tax equivalent using effective income tax rates of 26.5% and 26.5%, respectively, amounted to approximately CDN$74.8 million for the twelve-month period ended March 31, 2016 and approximately CDN$75.1 million for the twelve-month period ended December 31, 2016. Just Energy's borrowing cost requirements for the twelve-month periods ended March 31, 2016 and December 31, 2016 amounted to CDN$72.5 million and CDN$81.6 million, respectively for each such periods.

        The Corporation's earnings attributable to shareholders of the Corporation before interest and income taxes for the twelve-month period ended March 31, 2016 was approximately CDN$136.8 million, which is 1.37 times the aggregate dividend and interest requirements for this period (after giving effect to the issuance of the ATM Shares under this offering (assuming an aggregate offering of US$150,000,000) and adjusting for the issuance and repayment of financial liabilities since the date of the Annual Financial Statements). The Corporation's earnings before interest and income taxes for the twelve-month period ended December 31, 2016 was approximately CDN$635.4 million, which is 5.74 times the aggregate dividend and interest requirements for this period (after giving effect to the issuance of the ATM Shares under this offering (assuming an aggregate offering of US$150,000,000) and adjusting for the issuance and repayment of financial liabilities since the date of the Unaudited Interim Financial Statements).

DESCRIPTION OF THE PREFERRED SHARES

        The terms of the Series A Preferred Shares are contained in the articles of the Corporation. The following description is a summary of the material provisions of the Series A Preferred Shares. It does not purport to be complete. You are strongly encouraged to read the articles because such articles, and not this description, defines your rights as a holder of Series A Preferred Shares.

General

        Our authorized capital consists of an unlimited number of Common Shares and 50,000,000 preferred shares (of which an aggregate of 10,000,000 Series A Preferred Shares have been authorized). Our articles authorizes our board of directors to issue preferred shares from time to time with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption as shall be determined by our board of directors. As at April 28, 2017, 147,013,538 Common Shares and 4,040,000 Series A Preferred Shares were issued and outstanding.

        Our board of directors adopted articles of amendment establishing the number and fixing the rights, privileges, restrictions and conditions of a series of our preferred shares designated as 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares. Our board of directors may, without the consent of the holders of the Series A Preferred Shares, authorize and issue additional Series A Preferred Shares from time to time.

        The Series A Preferred Shares are listed on the TSX under the symbol "JE.PR.U" and on the NYSE under the symbol "JE PR A."

        The transfer agent, registrar and dividend disbursing agent for the Series A Preferred Shares is Computershare Investor Services Inc.

Ranking

        The Series A Preferred Shares rank: (i) senior to all of our Junior Shares; (ii) equal to any Parity Shares that we may issue in the future; (iii) junior to all other Senior Shares; and (iv) junior to all of our existing and future indebtedness.

Dividends

        Holders of Series A Preferred Shares are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends. During each dividend period from, and including, the date of original issuance to, but not including, March 31, 2022, dividends on the Series A Preferred Shares will accrue at the rate of 8.50% per annum of the US$25.00 liquidation preference per Series A Preferred Share. During each dividend period from, and including, March 31, 2022, to, but not including, March 31, 2027, dividends on the Series A Preferred Shares will accrue at an annual rate equal to the sum of (i) 6.48% plus the Mid Market Swap Rate as calculated on the immediately preceding dividend payment date and (ii) 0.50%, of the US$25.00 liquidation preference per Series A Preferred Share. During each dividend period from and including March 31, 2027, and thereafter, dividends on the Series A Preferred Shares will accrue at an annual rate equal to the sum of (i) 6.48% plus the Mid Market Swap Rate as calculated on the immediately preceding dividend payment date and (ii) 1.00%, of the US$25.00 liquidation preference per Series A Preferred Share.

        The term "Mid Market Swap Rate" means, on the second business day in New York immediately preceding the first day of each relevant dividend period for the Series A Preferred Shares, the applicable semi-annual 5-year U.S. dollar mid market swap rate (the "5-year Mid Swap Rate") displayed at 5:00 p.m. (New York time) as reported by Bloomberg L.P. on the IRSB page (or such other page as may replace that page as reported by Bloomberg L.P., or such other service as may be nominated by the person providing or sponsoring the information appearing there for the purposes of displaying comparable rates) on such date of determination. If the 5-year Mid Swap Rate does not appear on that page, it shall be determined by a U.S. or Canadian investment banking firm selected by the Corporation on the basis of (i) quotations provided by the principal office of each of four major banks in the U.S. dollar swap market of the rates at which swaps for a 5 year period in U.S. dollars are offered by it at approximately 5:00 p.m. (New York time) on such date of determination to participants in the U.S. dollar swap market; and (ii) the arithmetic mean rounded, if necessary, to the nearest 0.00001 (0.000005 being rounded upwards) of such quotations.

        Dividends on the Series A Preferred Shares accrue daily and are cumulative from, and including, the date of original issue and shall be payable quarterly on the last day of each March, June, September and December (each such date of payment, a "dividend payment date" and each such quarterly period, a "dividend period"); provided, that if any dividend payment date is not a business day (as defined below), declared dividends will be paid on the next succeeding business day without the accumulation of additional dividends.

        For dividend periods beginning from, and including, March 31, 2022, the Mid Market Swap Rate will be determined on the immediately preceding dividend payment date and will apply to each day of such dividend period. Any dividend payable on the Series A Preferred Shares, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our share register for the Series A Preferred Shares at the close of business, being 5:00 p.m. (Toronto time), on the applicable record date, which shall be the 15th day of each March, June, September and December, whether or not a business day, in which the applicable dividend payment date falls (each, a "dividend record date").

        No dividends on Series A Preferred Shares shall be authorized by our board of directors or paid, declared or set aside for payment by us at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under the CBCA or any other applicable law, or when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness (the "Limiting Documents"), prohibit the authorization, payment, declaration or setting aside for payment thereof or provide that the authorization, payment, declaration or setting aside for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents. For example, pursuant to the CBCA, the Corporation will not be able to pay dividends if there are reasonable grounds for believing that: (a) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. You should review the information appearing under "Risk Factors—We could be prevented from paying cash dividends on the Series A Preferred Shares" for information as to, among other things, other circumstances under which we may be unable to pay dividends on the Series A Preferred Shares.

        Notwithstanding the foregoing, dividends on the Series A Preferred Shares will accrue regardless of whether (i) the terms of any Senior Shares we may issue or agreements we may enter into, including any documents governing our indebtedness, at any time prohibit the current payment of dividends, (ii) we have earnings or profits, (iii) there are funds legally available for the payment of such dividends, or (iv) such dividends are declared by our board of directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Shares which may be in arrears, and holders of the Series A Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series A Preferred Shares.

        Future distributions on our Common Shares and preferred shares, including the Series A Preferred Shares offered pursuant to this Prospectus Supplement, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to pay cash dividends on our Series A Preferred Shares or what the actual dividends will be for any future period. See "Risk Factors—We could be prevented from paying cash dividends on the Series A Preferred Shares".

        When dividends are not paid in full upon the Series A Preferred Shares and any other series of preferred shares that we may issue ranking on parity as to dividends with the Series A Preferred Shares, all dividends declared upon the Series A Preferred Shares and such other series of preferred shares shall be declared pro rata so that the amount of dividends declared per Series A Preferred Share and such other series of preferred shares that we may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Shares and such other series of preferred shares that we may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such other preferred shares do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Shares which may be in arrears. If dividends on the Series A Preferred Shares are not paid on an applicable dividend payment date, the Corporation will not pay a dividend on any Parity Shares or Junior Shares until all accrued and unpaid dividends on the Series A Preferred Shares have been paid.

        The term "business day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in Toronto, Ontario are authorized or required by law, regulation or executive order to close.

Liquidation Preference

        Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, after satisfaction of all liabilities and obligations to creditors of the Corporation and distribution of any assets of the Corporation to the holders of Senior Shares, and before any distribution or payment shall be made to or set aside for the holders of our Common Shares or any other class or series of Junior Shares, the holders of Series A Preferred Shares shall be entitled to receive out of our assets or proceeds thereof legally available for distribution to shareholders and subject to the rights of holders of any Parity Shares, liquidating distributions in the amount of the liquidation preference, or US$25.00 per Series A Preferred Share, plus an amount equal to all dividends (whether or not declared) accrued and unpaid thereon to and including the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets or proceeds thereof are insufficient to pay in full the amount of the liquidating distributions on all outstanding Series A Preferred Shares and the amounts payable on all Senior Shares and Parity Shares, then after payment of the liquidating distribution on all outstanding Senior Shares, the holders of the Series A Preferred Shares and all other classes or series of Parity Shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, our consolidation or merger, arrangement or amalgamation with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, or a statutory share exchange involving the Corporation shall not be deemed to constitute our voluntary or involuntary liquidation, dissolution or winding up.

        The articles of amendment creating the Series A Preferred Shares do not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A Preferred Shares.

Redemption

Optional Redemption

        On and after March 31, 2022, we may, at our option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of US$25.00 per Series A Preferred Share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If we elect to redeem any Series A Preferred Shares as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

Special Optional Redemption

        Upon the occurrence of a Change of Control (as defined below), (i) at any time on or after March 31, 2022, and (ii) provided that no Limiting Document may prohibit it, we may, at our option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Shares, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of US$25.00 per Series A Preferred Share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the Series A Preferred Shares (whether pursuant to our optional redemption right described above under "Description of the Series A Preferred Shares—Redemption—Optional Redemption" or this special optional redemption right), the holders of Series A Preferred Shares will not have the Change of Control Conversion Right (as defined below and as described below under "Description of the Series A Preferred Shares—Limited Conversion Rights Upon a Change of Control") with respect to the

Series A Preferred Shares so called for redemption. If we elect to redeem any Series A Preferred Shares as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

        A "Change of Control" is deemed to occur when, after the original issuance of the Series A Preferred Shares, the following have occurred and are continuing:

  •
  the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation and its subsidiaries taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act); or

  •
  the consummation of any transaction or series of related transactions (including, without limitation, any merger, arrangement, amalgamation or consolidation), the result of which is that any "person" (as defined above) becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of all our Common Shares entitled to vote generally in the election of our directors, measured by voting power rather than number of Common Shares; and provided, that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

Redemption Procedures

        Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Series A Preferred Shares at the address shown on our share register for the Preferred Shares. Any such notice mailed shall be conclusively deemed to have been duly given whether or not the holder receives such notice, and any failure to duly give such notice by mail or any defect in such notice or in the mailing thereof to any holder of Series A Preferred Shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other Series A Preferred Shares. Each notice shall state: (i) the redemption date, (ii) the number of Series A Preferred Shares to be redeemed, (iii) the redemption price of US$25.00 per Series A Preferred Share, plus any accrued and unpaid dividends to but not including the date of redemption or the method for determining the redemption price for such Series A Preferred Share, (iv) the place or places where any certificates issued for Series A Preferred Shares other than through the DTC book entry described below, are to be surrendered for payment of the redemption price, (v) that dividends on the Series A Preferred Shares will cease to accrue on such redemption date, and (vi) any other information required by law or by the applicable rules of any stock exchange upon which the Series A Preferred Shares may be listed or admitted for trading. If fewer than all outstanding Series A Preferred Shares are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Series A Preferred Shares to be redeemed from each such holder.

        At our election, on or prior to the redemption date, we may irrevocably deposit the redemption price (including accrued and unpaid dividends) for the Series A Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company selected by our board of directors, in which case the notice to holders of the Series A Preferred Shares will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price, and (iii) require such holders to surrender any certificates issued for Series A Preferred Shares other than through the DTC book entry described below at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accrued and unpaid dividends to but not including the redemption date). Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to us. If the Corporation makes any such deposit with a bank or trust company, then, notwithstanding that any certificate for any Series A Preferred Share so called for redemption has not been surrendered for cancellation, on and after the applicable redemption date all Series A Preferred Shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest, and the Series A Preferred Shares shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit. Any monies so deposited that remain unclaimed by the holders of the Series A Preferred Shares at the end of six months after the applicable redemption date will be returned to us by such bank or trust company. If we make such a deposit, the Series A Preferred Shares shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit.

        On or after the date fixed for redemption of any Series A Preferred Shares, each holder of Series A Preferred Shares that holds a certificate other than through the DTC book entry described below must present and surrender each certificate representing his Series A Preferred Shares to us or our agent at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing the Series A Preferred Shares as the owner thereof, each surrendered certificate and the Series A Preferred Shares represented thereby will be cancelled.

        If we redeem any Series A Preferred Shares and if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date with respect to such Series A Preferred Shares so called for redemption shall be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares.

Voting Rights

        Except as indicated below or as required by law, the holders of the Series A Preferred Shares will have no voting rights.

        Unless we have received: (i) the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Shares voting in person or by proxy as a separate class at a meeting of shareholders of Just Energy; or (ii) the written consent of holders of all of the outstanding Series A Preferred Shares, we may not:

  (i)
  amend, alter or repeal any provisions of our articles relating to the Series A Preferred Shares to affect materially and adversely the rights, privileges, restrictions or conditions of the Series A Preferred Shares, or

  (ii)
  authorize, create or increase the authorized amount of, any class or series of shares having rights senior to the Series A Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

        For the purposes of the foregoing voting requirements, neither of the following shall be deemed to materially and adversely affect the rights, privileges, restrictions or conditions of the Series A Preferred Shares:

  •
  the amendment of provisions of our articles so as to authorize or create or to increase the authorized amount of, any Junior Shares or any Parity Shares, including additional Series A Preferred Shares; nor

  •
  any filing under the CBCA or another similar statute by us, including in connection with a merger, consolidation, arrangement, amalgamation or otherwise, in which (1) we are the surviving, resulting or continuing entity and the Series A Preferred Shares remain outstanding with the terms thereof materially unchanged in any respect adverse to the holders thereof; (2) the resulting, surviving, continuing or transferee entity is organized under the federal laws of Canada or under the laws of any Province of Canada or any state of the United States and substitutes or exchanges the Series A Preferred Shares for other preferred equity or shares having rights, privileges, restrictions and conditions substantially similar to those of the Series A Preferred Shares (except for changes that do not materially and adversely affect the Series A Preferred Shares); or (3) upon effectiveness of such merger, consolidation, arrangement, amalgamation or other transaction giving rise to the filing (and if such effectiveness occurs before March 31, 2022, a Change of Control shall have occurred on or prior to such effectiveness), the holders of our Series A Preferred Shares will be entitled to receive in exchange for their Series A Preferred Shares without further action by such holder cash consideration equal to the redemption price described under "Description of the Series A Preferred Shares—Redemption—Optional Redemption" above including all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of such effectiveness, and funds sufficient to pay the redemption price for all Series A Preferred Shares will be set aside for payment.

        The above voting provisions will not apply with respect to Series A Preferred Shares if, at or before the time when the act with respect to which the vote would otherwise be required is effected, such outstanding Series A Preferred Shares either are subject to (1) a notice of redemption pursuant to the provisions described above under "Description of the Series A Preferred Shares—Redemption—Optional Redemption" or "Description of the Series A Preferred Shares—Redemption—Special Optional Redemption" above and funds sufficient to pay the applicable redemption price, including accumulated and unpaid dividends to, but not including, the date of redemption, for all of such Series A Preferred Shares called for redemption have been set aside for payment or (2) a Change of Control Conversion Right which has been properly exercised and not withdrawn.

        When the Series A Preferred Shares are entitled to vote, such shares are entitled to one vote per share. In any matter in which the Series A Preferred Shares may vote as a single class with any other series of our preferred shares (as described in this Prospectus Supplement or as may be required by law), each Series A Preferred Share shall be entitled to one vote per US$25.00 of stated liquidation preference.

        However, we may create additional series or classes of Parity Shares and Junior Shares, increase the authorized number of shares of Parity Shares (including the Series A Preferred Shares) and Junior Shares (including Common Shares) and issue additional series of Parity Shares and Junior Shares without the consent of any holder of the Series A Preferred Shares.

        The holders of Series A Preferred Shares are not entitled to vote separately as a class or series on an amendment to the articles of the Corporation, except as may otherwise be required by applicable laws. For greater certainty but without limiting the foregoing sentence, the holders of the Series A Preferred Shares are not, except as otherwise expressly provided in the articles of the Corporation, entitled to vote separately as a class or series on an amendment to the articles of the Corporation referred to in clauses (a), (b), and (e) of subsection 176(1) of the CBCA.

Limited Conversion Rights Upon a Change of Control

        Upon the occurrence of a Change of Control, each holder of Series A Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem the Series A Preferred Shares as described above under "Description of the Series A Preferred Shares—Redemption—Optional Redemption," or "Description of the Series A Preferred Shares—Redemption—Special Optional Redemption" in which case such holder will only have the right with respect to the Series A Preferred Shares not called for redemption (unless we default in the payment of the applicable redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the Series A Preferred Shares that are subject to such default in payment)) to convert some or all of the Series A Preferred Shares held by such holder (the "Change of Control Conversion Right") on the Change of Control Conversion Date into a number of Common Shares per Series A Preferred Share (the "Common Share Conversion Consideration"), which is equal to the lesser of:

  •
  the quotient obtained by dividing (i) the sum of the US$25.00 liquidation preference per Series A Preferred Share plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date for a dividend declared on the Series A Preferred Shares and prior to the corresponding dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Share Price; and

  •
  8.606 Common Shares (the "Share Cap"), subject to certain adjustments described below.

        The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our Common Shares), subdivisions, consolidations or combinations (in each case, a "Share Split") with respect to our Common Shares as follows: the adjusted Share Cap as the result of a Share Split will be the number of our Common Shares that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the aggregate number of our Common Shares outstanding after giving effect to such Share Split and the denominator of which is the aggregate number of our Common Shares outstanding immediately prior to such Share Split.

        For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of Common Shares (or equivalent Alternative Form Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will not exceed 29,564,527 Common Shares, or such greater number of Common Shares as the TSX and the NYSE may permit without shareholder approval (or equivalent Alternative Form Consideration, as applicable) (the "Exchange Cap"). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustments to the Share Cap.

        In the case of a Change of Control pursuant to which our Common Shares will be converted into or exchanged for cash, securities or other property or assets (including any combination thereof) (the "Alternative Form Consideration"), a holder of Series A Preferred Shares will receive upon conversion of such Series A Preferred Shares the kind and amount of such consideration that such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of our Common Shares equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control. Notwithstanding the foregoing, if a Change of Control occurs prior to March 31, 2022 and the Corporation is not able to deliver Alternative Form Consideration, the Corporation may in lieu thereof deliver to holders converting Series A Preferred Shares upon such Change of Control cash in an amount equal to the fair value (as determined by the Corporation in good faith) of the Alternative Form Consideration that was otherwise deliverable.

        If the holders of our Common Shares have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of the Series A Preferred Shares electing to exercise their Change of Control Conversion Right will receive will be the form and proportion of the consideration actually received by holders of a majority of our Common Shares that made such an election (if electing between two types of consideration) or holders of a plurality of our Common Shares that made such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our Common Shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

        We will not issue fractional Common Shares upon the conversion of the Series A Preferred Shares of any holder. Instead, we will pay the cash value of such fractional shares.

        If we provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control as described above under "Description of the Series A Preferred Shares—Redemption—Special Optional Redemption" or our optional redemption right as described above under "Description of the Series A Preferred Shares—Redemption—Optional Redemption," holders of Series A Preferred Shares will not have any right to convert the Series A Preferred Shares that we have so elected to redeem or subsequently selected for redemption, and any such Series A Preferred Shares that have been surrendered for conversion pursuant to the Change of Control Conversion Right will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date.

        Notwithstanding the foregoing, the holders of Series A Preferred Shares will not have the Change of Control Conversion Right if the Acquiror has shares listed or quoted on the NYSE, the NYSE MKT or NASDAQ Stock Market or the TSX or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ or the TSX, and the Series A Preferred Shares become convertible into or exchangeable for such Acquiror's listed shares upon a subsequent Change of Control of the Acquiror.

        Within 15 days following the occurrence of a Change of Control, we will provide to holders of Series A Preferred Shares a notice of occurrence of the Change of Control (a "Change of Control Notice") that describes the resulting Change of Control Conversion Right. Any such notice mailed shall be conclusively deemed to have been duly given whether or not the holder receives such notice, and any failure to duly give such notice by mail or any defect in such notice or in the mailing thereof to any holder of Series A Preferred Shares shall not affect the Corporation's rights with respect to the Series A Preferred Shares upon a Change of Control. A Change of Control Notice will state the following:

  •
  the events constituting the Change of Control;

  •
  the date of the Change of Control;

  •
  the last date on which the holders of Series A Preferred Shares may exercise their Change of Control Conversion Right;

  •
  the method and period for calculating the Common Share Price;

  •
  the Change of Control Conversion Date;

  •
  that if, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem all or any portion of the Series A Preferred Shares, holders will not be able to convert Series A Preferred Shares designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been surrendered for conversion pursuant to the Change of Control Conversion Right (unless we default in payment of the applicable redemption price and all accumulated and unpaid dividends);

  •
  if applicable, the type and amount of Alternative Form Consideration entitled to be received per Series A Preferred Share;

  •
  the name and address of any paying agent and the conversion agent;

  •
  the procedures that the holders of Series A Preferred Shares must follow to exercise the Change of Control Conversion Right; and

  •
  the last date on which holders of Series A Preferred Shares may withdraw shares surrendered for conversion and the procedures such holders must follow to effect such a withdrawal.

        We will issue a press release for publication via a Canadian and US nationally recognized news wire service (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on our website, in either case regarding the giving of the Change of Control Notice, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series A Preferred Shares.

        To exercise the Change of Control Conversion Right, the holders of Series A Preferred Shares will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing Series A Preferred Shares to be converted, duly endorsed for transfer, together with a completed written conversion notice completed, to our transfer agent, or, in the case of Series A Preferred Shares held in global form, comply with the applicable procedures of DTC. The conversion notice must state:

  •
  the relevant Change of Control Conversion Date;

  •
  the number of Series A Preferred Shares to be converted; and

  •
  that the Series A Preferred Shares are to be converted pursuant to the applicable provisions of the Series A Preferred Shares.

        The "Change of Control Conversion Date" is the date the Series A Preferred Shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series A Preferred Shares.

        The "Common Share Price" will be (i) if the consideration to be received in the Change of Control by the holders of our Common Shares is solely cash, the amount of cash consideration per Common Share or (ii) if the consideration to be received in the Change of Control by holders of our Common Shares is other than solely cash (x) the average of the closing sale prices per Common Share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which our Common Shares are then traded, or (y) the average of the last quoted bid prices for our Common Shares in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if our Common Shares are not then listed for trading on a U.S. securities exchange, or (z) the average of the closing sales prices per Common Share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the TSX (as converted to U.S. dollars based on the average of the noon rate of exchange reported by the Bank of Canada (or any successor(s) thereof) for the exchange of Canadian dollars to U.S. dollars for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control) if our Common Shares are not then listed for trading on a United States securities exchange or United States over-the-counter market.

        Holders of Series A Preferred Shares may withdraw any conversion notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state:

  •
  the number of withdrawn Series A Preferred Shares;

  •
  if certificated Series A Preferred Shares have been issued, the certificate numbers of the withdrawn Series A Preferred Shares; and

  •
  the number of Series A Preferred Shares, if any, which remain subject to the conversion notice.

        Notwithstanding the foregoing, if the Series A Preferred Shares are held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of DTC.

        Series A Preferred Shares as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided or provide notice of our election to redeem such Series A Preferred Shares. If we elect to redeem Series A Preferred Shares that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such Series A Preferred Shares will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date US$25.00 per Series A Preferred Share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

        We will deliver amounts owing upon conversion no later than the fifth business day following the Change of Control Conversion Date.

        In connection with the exercise of any Change of Control Conversion Right, we will comply with, and the Change of Control Conversion Right will in all circumstances be subject to and if applicable limited by, all federal, provincial, and state securities laws and stock exchange rules in connection with any conversion of Series A Preferred Shares into Common Shares or other property.

        The Change of Control conversion feature may make it more difficult for a party to take over our company or discourage a party from taking over us.

        Except as provided above in connection with a Change of Control, the Series A Preferred Shares are not otherwise convertible into or exchangeable for any other securities or property.

Information Rights

        During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and not a "reporting issuer" under any Canadian securities laws, and any Series A Preferred Shares are outstanding, we will: (i) transmit by mail to all holders of Series A Preferred Shares, as their names and addresses appear in our record books, and without cost to such holders, copies of the annual reports and quarterly reports that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such sections (other than any exhibits that would have been required); and (ii) promptly upon written request, supply copies of such reports to any prospective holder of Series A Preferred Shares. In such circumstances, we will mail the reports to the holders of Series A Preferred Shares within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act, assuming we are a "non-accelerated" filer in accordance with the Exchange Act.

Taxes

        The Corporation and any paying agent shall be entitled to withhold taxes on all payments on the Series A Preferred Shares, Common Shares or other securities issued upon conversion of the Series A Preferred Shares to the extent required by law.

Notices

        All notices in respect of the Series A Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in the articles of the Corporation or by applicable law or regulation to the registered holders of Series A Preferred Shares at their respective addresses set forth in the register of holders of Series A Preferred Shares; provided, however, if the Series A Preferred Shares are issued in book-entry form through a depository, such notices may be given to the holders of the Series A Preferred Shares in any manner permitted by such depository.

Registered Holders

        To the fullest extent permitted by applicable law, the Corporation may deem and treat the registered holder(s) of any Series A Preferred Share as the true and lawful owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

Book-Entry Procedures

        DTC will act as securities depositary for the Series A Preferred Shares. We will issue one or more fully registered global securities certificates in the name of DTC's nominee, Cede & Co. These certificates will represent the total aggregate number of Series A Preferred Shares. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for Series A Preferred Shares that you purchase, unless DTC's services are discontinued as described below.

        Title to book-entry interests in the Series A Preferred Shares will pass by book-entry registration of the transfer within the records of DTC, as the case may be, in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC.

        Each person owning a beneficial interest in the Series A Preferred Shares must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A Preferred Shares.

        DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, referred to as Direct Participants, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the NYSE MKT, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as "Indirect Participants." The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

        When you purchase the Series A Preferred Shares within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for the Series A Preferred Shares on DTC's records. You, as the actual owner of the Series A Preferred Shares, are the "beneficial owner." Your beneficial ownership interest will be recorded on the Direct and Indirect Participants' records, but DTC will have no knowledge of your individual ownership. DTC's records reflect only the identity of the Direct Participants to whose accounts Series A Preferred Shares are credited.

        You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series A Preferred Shares should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

        Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

        The laws of some states may require that specified purchasers of securities take physical delivery of the Series A Preferred Shares in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing the Series A Preferred Shares.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        We understand that, under DTC's existing practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our certificate of incorporation, as amended or supplemented, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        Redemption notices will be sent to Cede & Co. If less than all of the outstanding Series A Preferred Shares are being redeemed, DTC will reduce each Direct Participant's holdings of Series A Preferred Shares in accordance with its procedures.

        In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Series A Preferred Shares. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series A Preferred Shares is credited on the record date, which are identified in a listing attached to the omnibus proxy.

        Dividends on the Series A Preferred Shares will be paid directly to DTC. DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on that payment date.

        Payments by Direct and Indirect Participants to beneficial owners such as you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

        DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Shares at any time by giving us reasonable notice. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A Preferred Shares. In that event, we will print and deliver certificates in fully registered form for the Series A Preferred Shares. If DTC notifies us that it is unwilling to continue as securities depositary, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series A Preferred Shares in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

        According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

        Initial settlement for the Series A Preferred Shares will be made in immediately available funds. Secondary market trading between DTC's participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System.

Direct Registration System

        Our Series A Preferred Shares are registered in book-entry form through the Direct Registration System (the "DRS"). The DRS is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated shares, which ownership shall be evidenced by periodic statements issued by the depositary to the Series A Preferred Shares holders entitled thereto. This direct registration form of ownership allows investors to have securities registered in their names without requiring the issuance of a physical share certificate, eliminates the need for you to safeguard and store certificates and permits the electronic transfer of securities to effect transactions without transferring physical certificates

DESCRIPTION OF THE COMMON SHARES

        Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Corporation and to one vote per share at such meetings (other than meetings of another class of shares of the Corporation). The holders of Common Shares are, at the discretion of our board of directors and subject to the preferences accorded to the holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time, as well as applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the Common Shares.

Dividends

        The Corporation's dividend policy provides that the amount of cash dividends, if any, to be paid on the Common Shares, is subject to the discretion of our board of directors and may vary depending on a variety of factors, including: (i) the prevailing economic and competitive environment; (ii) the Corporation's results of operations and earnings; (iii) financial requirements for Just Energy's operations and growth; (iv) the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends; (v) contractual restrictions and financing agreement covenants; and (vi) other relevant factors and conditions existing from time to time. It is the current intention of our board of directors to pay a dividend on Just Energy's outstanding Common Shares of $0.50 annually ($0.125 quarterly) per Common Share. There is no guarantee that the Corporation will maintain this dividend policy.

        Shareholders of record on a dividend record date are entitled to receive dividends paid by the Corporation in respect of that month. Cash dividends are paid on the last business day of the calendar month to the shareholders of record on the 15th day of such month or the first business day thereafter.

PLAN OF DISTRIBUTION

        The Corporation entered into the ATM Agreement with FBR, as sales agent, under which it may offer and sell from time to time ATM Shares having an aggregate offering price of up to US$150,000,000; provided that the Corporation will not sell more than 5,960,000 ATM Shares under this offering. Sales of ATM Shares, if any, may be made in the United States by any method permitted by law deemed to be an "at-the-market" offering as defined in Rule 415 of the U.S. Securities Act. No ATM Shares will be distributed, offered or sold in Canada, including through the TSX or other trading markets in Canada.

        The Corporation will designate the maximum amount of ATM Shares to be sold through FBR, the minimum price per ATM Share at which such ATM Shares may be sold and the time period during which sales are requested to be made. FBR is not required to sell any specific number or dollar amount of ATM Shares, but, subject to the terms and conditions of the ATM Agreement, FBR will use its commercially reasonable efforts to sell, on behalf of the Corporation, all of the designated ATM Shares. Such sales will be made at market prices prevailing at the time of the sale. The Corporation may instruct FBR not to sell any ATM Shares if the sales cannot be effected at or above the price designated by the Corporation in any such instruction. The Corporation or FBR may suspend any offering of ATM Shares at any time and from time to time by notifying the other party.

        FBR will provide the Corporation with written confirmation following the close of trading on the NYSE each day in which ATM Shares are sold by it as the Corporation's agent under the ATM Agreement. With such written notice to be provided no later than the opening of the next day of trading on the NYSE. Each confirmation will include the number of ATM Shares sold on that day, the net proceeds to the Corporation (after compensation to FBR for such sales, any other amounts due to FBR pursuant to the ATM Agreement and regulatory transaction fees, if any, but before other expenses) (the "Net Proceeds") and the compensation payable by the Corporation to FBR. Just Energy will report at least quarterly the number of Series A Preferred Shares sold through FBR under the ATM Agreement, the Net Proceeds to the Corporation (before expenses) and the compensation paid by the Corporation to FBR in connection with the sales of the ATM Shares.

        Just Energy will pay FBR a commission of up to 3.0% of the gross sales price per ATM Share sold through it as the agent of the Corporation under the ATM Agreement. FBR may also receive customary brokerage commissions from purchasers of the ATM Shares in compliance with FINRA Rule 2121. We have agreed to reimburse FBR for certain of its expenses, including reasonable disbursements of counsel, up to an aggregate of US$60,000. We estimate that the total expenses for this offering, excluding commissions and reimbursements payable to FBR under the terms of the ATM Agreement, will be approximately US$500,000.

        Settlement for sales of ATM Shares will occur on the third trading day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales were made against payment of the net proceeds to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of ATM Shares as contemplated in this Prospectus Supplement will be settled through the facilities of DTC or by such other means as the Corporation and FBR may agree upon.

        The ATM Agreement will terminate upon the earlier of (i) the termination of the ATM Agreement as provided therein; (ii) such date that the aggregate gross sales proceeds of the ATM Shares sold pursuant to the ATM Agreement equals US$150,000,000; and (iii) the date upon which the Prospectus expires.

        In connection with the sale of the ATM Shares on behalf of the Corporation, FBR may be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation paid to FBR may be deemed to be underwriting commissions or discounts. Just Energy has agreed to provide indemnification and contribution to FBR against certain liabilities, including civil liabilities under the U.S. Securities Act.

        The TSX has conditionally approved the listing of the ATM Shares offered by this Prospectus Supplement. Listing is subject to us fulfilling all of the requirements of the TSX. The NYSE has authorized, upon official notice of issuance, the listing of the ATM Shares offered hereunder.

PRIOR SALES

Common Shares

        The following table describes the number of Common Shares issued by Just Energy during the 12 month period prior to the date of this Prospectus Supplement.

Date of Issuance	Number of Common Shares Issued	Price
June 16, 2016	518,699	N/A	(1)
July 19, 2016	55,484	N/A	(1)
July 26, 2016	3,666	N/A	(1)
September 16, 2016	18,334	N/A	(1)
December 16, 2016	29,678	N/A	(1)
March 16, 2017	40,899	N/A	(1)

Notes:

(1)
Common Shares issued in exchange for the same number of RSGs, PBGs and/or DSGs (each as defined below) for no additional consideration.

Series A Preferred Shares

        The following table describes the number of Series A Preferred Shares issued by Just Energy during the 12 month period prior to the date of this Prospectus Supplement.

Date of Issuance	Number of Series A Preferred Shares Issued	Price
February 7, 2017	4,040,000	US$	25.00	(1)

Restricted Share Grants and Performance Bonus Grants

        Restricted share grants ("RSGs") are made under Just Energy's 2010 Restricted Share Grant Plan, as amended from time to time. Performance Bonus Grants ("PBGs") are made under the Just Energy's 2013 Performance Bonus Incentive Plan, as amended from time to time. The grant date value of the RSGs and PBGs is generally based on the simple average closing price of the Common Shares on the TSX for the five or ten trading days prior to the grant date.

        The following table describes the number of RSGs and PBGs granted during the 12 month period prior to the date of this Prospectus Supplement and the grant value of such RSGs and PBGs.

Date of Grant	Number of RSGs/PBGs Granted	Grant Value
May 18, 2016	863,750	$7.96
August 10, 2016	7,000	$7.87
November 9, 2016	5,000	$6.74
February 8, 2017	59,200	$7.94

Deferred Share Grants

        In lieu of a portion of their cash compensation, Just Energy's non-management directors receive deferred share grants ("DSGs") at the end of each quarter under Just Energy's 2010 Directors' Compensation Plan, as amended from time to time. The number of DSGs granted to a director is determined by dividing the amount of compensation being paid in DSGs by the simple average closing price of the Common Shares on the TSX for the ten trading days preceding the quarter end.

        The following table describes the number of DSGs granted to Just Energy's non-management directors during the previous four fiscal quarters and the ten trading day simple average closing price of the Common Shares used to determine the number of DSGs granted.

Quarter Ended	Total Number of DSGs Granted	10 Day Average Closing Price
June 30, 2016	6,060	$7.96
September 30, 2016	6,444	$6.82
December 31, 2016	6,186	$7.20
March 31, 2017	5,401	$8.20

        In addition to the above, Just Energy's directors receive grants of additional DSGs in lieu of the monthly cash dividends otherwise payable on the Common Shares underlying their DSGs. The number of additional DSGs granted to a director is determined by dividing the aggregate amount of the dividend that would have been paid on such director's DSGs if they had been issued as Common Shares by the simple average closing price of the Common Shares for the last ten trading days of the month in respect of which such dividend is otherwise payable. An aggregate of 4,982 additional DSGs were granted to Just Energy's directors from November 1, 2015 to October 31, 2016 in lieu of the dividends that otherwise would have been paid on the Common Shares underlying their DSGs.

TRADING PRICE AND VOLUME

Common Shares

        The Common Shares are listed on the TSX and NYSE under the trading symbol "JE". The following table sets forth certain trading information for the Common Shares for the periods indicated.

				NYSE
	TSX
				High (US$)	Low (US$)
Period(1)	High ($)	Low ($)	Volume			Volume
2016
May	8.33	7.63	5,236,714	6.49	5.88	1,751,838
June	8.73	7.77	4,982,727	6.77	5.94	1,784,055
July	8.25	7.76	5,001,928	6.29	5.97	3,810,835
August	8.09	7.04	8,394,668	6.20	5.44	3,903,207
September	7.31	6.57	6,456,368	5.67	5.03	2,906,778
October	7.30	6.41	8,151,150	5.53	4.86	3,153,137
November	7.47	6.58	7,069,780	5.57	4.86	2,857,558
December	7.58	6.96	5,484,038	5.74	5.19	2,627,265
2017
January	7.77	7.09	5,498,955	5.94	5.36	3,329,844
February	7.94	7.37	6,036,596	6.04	5.63	2,956,068
March	8.44	7.61	5,692,403	6.35	5.70	3,232,976
April	8.49	8.16	3,468,396	6.34	5.98	2,309,123
May 1	8.42	8.25	138,741	6.16	6.05	91,696

Note:

(1)
High and low price based on intraday high and low trading prices. Source for TSX data in the above table is the TSX. Source for NYSE data in the above table is Capital IQ.

        On May 1, 2017, the closing price of the Common Shares on the TSX and the NYSE was CDN$8.33 and US$6.10, respectively.

Preferred Shares

        The Series A Preferred Shares are listed on the TSX and NYSE under the trading symbols JE.PR.U and "JE PR A", respectively. The following table sets forth certain trading information for the Series A Preferred Shares for the periods indicated.

	TSX			NYSE
Period(1)	High (US$)	Low (US$)	Volume	High (US$)	Low (US$)	Volume
2017
February 16 to 28	25.30	24.68	58,935	25.05	24.75	381,825
March	25.00	24.20	21,458	25.07	24.05	594,591
April	27.01	25.02	32,465	27.19	25.08	1,131,084
May 1	27.15	27.15	100	27.70	26.50	40,673

Note:

(1)
High and low price based on intraday high and low trading prices. Source for TSX data in the above table is the TSX. Source for NYSE data in the above table is Capital IQ.

        On May 1, 2017, the closing price of the Series A Preferred Shares on the TSX and the NYSE was US$27.15 and US$26.50, respectively.

MATERIAL TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

        In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to Just Energy, and Miller Thomson LLP, Canadian counsel to FBR, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act"), generally applicable to a Non-Resident Holder (as defined below), who acquires Series A Preferred Shares as beneficial owner pursuant to this Prospectus Supplement and who, at all relevant times, for the purposes of the Tax Act, holds their Series A Preferred Shares as capital property, deals at arm's length with the Corporation, and is not affiliated with the Corporation. This summary does not apply to a Non-Resident Holder who has entered or will enter into a "derivative forward agreement" as that term is defined in the Tax Act with respect to Series A Preferred Shares.

        This summary is generally applicable to a holder of Series A Preferred Shares who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; and (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Series A Preferred Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Non-Resident Holders should consult their own tax advisors.

        Series A Preferred Shares will generally be considered to be capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds the Series A Preferred Shares in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder has acquired the Series A Preferred Shares in a transaction or transactions considered to be an adventure in the nature of trade.

        This summary is based on facts set out in this prospectus, the current provisions of the Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof, counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") made publicly available prior to the date hereof, and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted as proposed. No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Series A Preferred Shares should consult their own tax advisors with respect to their own particular circumstances.

Dividends

        Under the Tax Act, dividends on Series A Preferred Shares or Common Shares acquired by a Non-Resident Holder as Common Share Conversion Consideration that are paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend. Further, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, is generally exempt from income taxation in the United States, and is operated exclusively to administer or provide pension, retirement or employee benefits, such dividends are generally exempt from Canadian withholding tax.

Redemptions

        If the Corporation redeems Series A Preferred Shares or otherwise acquires or cancels Series A Preferred Shares (other than by a purchase by the Corporation of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares at such time and will be subject to withholding tax as described above under the heading "Dividends". The amount of any deemed dividend will not be included in computing the Non-Resident Holder's proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. See "—Disposition of Series A Preferred Shares" below.

Conversion

        Generally, a Non-Resident Holder who converts Series A Preferred Shares into Common Shares (or Common Shares and cash delivered in lieu of a fraction of a Common Share) pursuant to the Change of Control Conversion Right will be deemed not to have disposed of the Series A Preferred Shares and, accordingly, will not be considered to realize a capital gain (or capital loss) on such conversion. Under the current administrative practice of the CRA, a Non-Resident Holder who, upon conversion of a Series A Preferred Share, receives cash not in excess of CDN$200 in lieu of a fraction of a Common Share may either treat this amount as proceeds of disposition of a portion of the Series A Preferred Share, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the Common Shares that the Non-Resident Holder receives on the conversion by the amount of the cash received.

        The cost to a Non-Resident Holder of the common shares received on the conversion of Series A Preferred Shares will be deemed to be equal to the Non-Resident Holder's adjusted cost base of the converted Series A Preferred Shares immediately before the conversion. For the purpose of computing the adjusted cost base to a Non-Resident Holder of each common share acquired on the conversion of a Series A Preferred Share, the cost of such common share must be averaged with the adjusted cost base to such Non-Resident Holder of all other common shares (if any) held by the Non-Resident Holder as capital property immediately prior to the conversion.

        The exchange of Series A Preferred Shares for Alternative Form Consideration may result in a disposition of such Series A Preferred Shares. See "—Disposition of Series A Preferred Shares or Common Shares" below.

Disposition of Series A Preferred Shares or Common Shares

        Upon the redemption or other disposition of Series A Preferred Shares or Common Shares, the Non-Resident Holder will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the Non-Resident Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Non-Resident Holder of the Series A Preferred Shares or Common Shares immediately before the disposition or deemed disposition. The amount of any deemed dividend arising on the redemption by the Corporation of Series A Preferred Shares will not be included in computing the Non-Resident Holder's proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such Series A Preferred Shares. See "—Redemptions" above.

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Series A Preferred Shares or Common Shares, unless such Series A Preferred Shares or Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

        As long as such Series A Preferred Shares and Common Shares are then listed on a designated stock exchange (which currently includes the NYSE and TSX), the Series A Preferred Shares and Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Series A Preferred Shares or Common Shares: (i) 25% or more of the issued shares of any class or series of the share capital of the Corporation were owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm's length (within the meaning of the Tax Act) and (z) partnerships in which the Non-Resident Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Series A Preferred Shares was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Series A Preferred Shares are otherwise deemed under the Tax Act to be taxable Canadian property.

        If the Series A Preferred Shares or Common Shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Series A Preferred Shares or Common Shares may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Non-Resident Holders whose Series A Preferred Shares are taxable Canadian property should consult their own tax advisors.

Certain United States Federal Income Tax Considerations

        The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, disposition and conversion of Series A Preferred Shares acquired and any common shares received in respect of our Series A Preferred Shares pursuant to this prospectus supplement.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership, disposition and conversion of Series A Preferred Shares or the common shares received upon conversion. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, disposition and conversion of Series A Preferred Shares or the common shares received upon conversion. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, disposition and conversion of Series A Preferred Shares and the common shares received upon conversion.

        No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, disposition and conversion of Series A Preferred Shares and the common shares received upon conversion. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

        This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects of any proposed legislation.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of our stock that is for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

        For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of our stock that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from or relating to the acquisition, ownership, disposition and conversion of Series A Preferred Shares or the common shares received upon conversion. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, disposition and conversion of Series A Preferred Shares and the common shares received upon conversion.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Series A Preferred Shares or common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Series A Preferred Shares or common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Series A Preferred Shares or common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; or (i) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Series A Preferred Shares or common shares in connection with carrying on a business in Canada; (d) persons whose Series A Preferred Shares or common shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, disposition and conversion of Series A Preferred Shares and the common shares received upon conversion.

        If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds our stock, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of our stock by the partnership.

Ownership and Disposition of Series A Preferred Shares and Common Shares to the Extent that the Passive Foreign Investment Company Rules do not Apply

        The following discussion is subject, in its entirety, to the rules described below under the heading "Passive Foreign Investment Company Rules".

Distributions to U.S. Holders

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to Series A Preferred Shares (including constructive distributions and amounts received upon conversion of the Series A Preferred Shares attributable to accrued and unpaid dividends that are treated as taxable distributions for U.S. federal income tax purposes) or common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Series A Preferred Shares or common shares and thereafter as gain from the sale or exchange of such Series A Preferred Shares or common shares. (See "Sale or Other Taxable Disposition of Series A Preferred Shares or Common Shares" below). However, the Corporation does not intend to maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Corporation with respect to the Series A Preferred Shares or common shares will constitute ordinary dividend income. Dividends received on Series A Preferred Shares or common shares will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or the Series A Preferred Shares and common shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for qualified dividend treatment and the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. If the Corporation is a PFIC, a dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Series A Preferred Shares or Common Shares

        Upon the sale or other taxable disposition of Series A Preferred Shares (other than a conversion of the Series A Preferred Shares into common shares) or common shares received upon the conversion of such Series A Preferred Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Series A Preferred Shares or common shares sold or otherwise disposed of. A U.S. Holder's tax basis in Series A Preferred Shares generally will be such U.S. Holder's U.S. dollar cost for such Series A Preferred Shares, and a U.S. Holder's tax basis in the common shares will generally be as described in "—Conversion of the Series A Preferred Shares into Common Shares." Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Series A Preferred Shares have been held for more than one year.

        Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Conversion of the Series A Preferred Shares into Common Shares

        As a general rule, a U.S. Holder will not recognize any gain or loss in respect of the receipt of common shares (other than any common shares received in respect of accrued and unpaid dividends, as described below) upon the conversion of the Series A Preferred Shares in the event of a Change of Control. The adjusted tax basis of such common shares received upon conversion will equal the adjusted tax basis of the Series A Preferred Shares converted (reduced by the portion of adjusted tax basis allocated to any fractional share of common shares exchanged for cash, as described below), and the holding period of such common shares received upon conversion will generally include the period during which the converted Series A Preferred Shares was held prior to conversion.

        Cash received in lieu of a fractional common share will generally be treated as a payment in a taxable exchange for such fractional common share, and capital gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional common share. Any cash received that is attributable to accrued and unpaid dividends on the Series A Preferred Shares will generally be treated as described above under "—Distributions to U.S. Holders." Furthermore, although it is not free from doubt, we intend to treat common shares received in respect of accrued and unpaid dividends on the Series A Preferred Shares as described above under "—Distributions to U.S. Holders." The adjusted tax basis of any common shares received upon conversion in the event of a Change of Control that is attributable to accrued and unpaid dividends will equal its fair market value at the time it is distributed and its holding period will begin on the day following the distribution. Each U.S. Holder should consult its tax advisor to determine the specific tax treatment of the receipt of cash or shares in respect of accrued and unpaid dividends on the Series A Preferred Shares.

Adjustment of Conversion Rate

        The conversion rate of the Series A Preferred Shares applicable upon a Change of Control is subject to adjustment under certain circumstances. U.S. Treasury regulations promulgated under Section 305 of the Code would treat a U.S. Holder of the Series A Preferred Shares as having received a constructive distribution includable in such U.S. Holder's income in the manner described above under "—Distributions to U.S. Holders," if and to the extent that certain adjustments to the fixed conversion rates increase the proportionate interest of a U.S. Holder in our assets or earnings and profits. For example, an increase in the fixed conversion rates to reflect a taxable dividend to holders of common shares will generally give rise to a deemed taxable dividend to the holders of the Series A Preferred Shares to the extent of our current and accumulated earnings and profits. In addition, an adjustment to the fixed conversion rates of the Series A Preferred Shares or a failure to make such an adjustment could potentially give rise to constructive distributions to U.S. Holders of our common shares. Thus, under certain circumstances, U.S. Holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the fixed conversion rates made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. Holders of the Series A Preferred Shares, however, will generally not be considered to result in a constructive dividend distribution.

Passive Foreign Investment Company Rules

        If the Corporation were to constitute a "passive foreign investment company" ("PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership, disposition and conversion of Series A Preferred Shares or the common shares received upon conversion. Based on current business plans and financial expectations, the Corporation expects that it should not be a PFIC for its current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the

Corporation as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Corporation has never been, and will not become, a PFIC for any tax year during which U.S. Holders hold Series A Preferred Shares or common shares.

        In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

        The Corporation generally will be a PFIC if, after the application of certain "look-through" rules with respect to subsidiaries in which the Corporation holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Corporation's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

        If the Corporation were a PFIC in any tax year during which a U.S. Holder held Series A Preferred Shares or common shares, such U.S. Holder generally would be subject to special rules with respect to "excess distributions" made by the Corporation on the Series A Preferred Shares or common shares and with respect to gain from the disposition of Series A Preferred Shares or common shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Series A Preferred Shares or common shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Corporation during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Series A Preferred Shares or common shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Series A Preferred Shares or common shares ratably over its holding period for the Series A Preferred Shares or common shares, as applicable. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

        While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders should be aware that, for each tax year, if any, that the Corporation is a PFIC, the Corporation can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Corporation or any subsidiary that also is classified as a PFIC.

        U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the acquisition, ownership, disposition and conversion of Series A Preferred Shares or the common shares received upon conversion, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

        Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income", which includes dividends on the Series A Preferred Shares and common shares, and net gains from the disposition of the Series A Preferred Shares and common shares. Special rules apply to PFICs. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Series A Preferred Shares and common shares.

Receipt of Foreign Currency

        The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Series A Preferred Shares or common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

        Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Series A Preferred Shares or common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation's common shares. If a portion of any dividends paid with respect to the Series A Preferred Shares or common shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for Canadian withholding taxes imposed in respect of such dividend. In addition, the amount of a distribution with respect to the Series A Preferred Shares or common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. With respect to gains recognized on the sale of stock of a foreign corporation by a U.S. Holder, such gains are generally treated as U.S. source for purposes of the foreign tax credit. These limitations are calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

        Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Series A Preferred Shares and common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

        Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Series A Preferred Shares or common shares will generally be subject to information reporting and backup withholding tax at the rate of 28% if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

        The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

        THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF SERIES A PREFERRED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

        An investment in the Series A Preferred Shares involves a high degree of risk. You should carefully read the following risks and other information contained in and incorporated by reference into this Prospectus Supplement and the accompanying Prospectus before deciding to invest in the Series A Preferred Shares. Such risks and uncertainties could materially and adversely affect our business, financial condition and results of operations. In that event, the value of our securities, including the Series A Preferred Shares, or our ability to meet our obligations under the Series A Preferred Shares, may be adversely affected. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Prospectus Supplement, the accompanying Prospectus, and in the documents incorporated by reference therein. The risks described in this Prospectus Supplement, the accompanying Prospectus and in the documents incorporated by reference therein describe certain currently known material factors, any of which could have a material adverse effect on the Corporation's business, financial condition and results of operations. If any of such risks occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation and on the trading price of the Series A Preferred Shares, which could materially decline, and investors may lose all or part of their investment. Additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that it currently deems to be immaterial could also have a material adverse effect on the Corporation's business, financial condition and results of operations. The Corporation cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described in this Prospectus Supplement, the accompanying Prospectus, and in the documents incorporated by reference therein, or other unforeseen risks.

Risks Related to the Series A Preferred Shares

Dividends paid on the Series A Preferred Shares to a U.S. Holder (or other Non-Resident Holder) may be subject to Canadian withholding tax.

        Since we are incorporated in Canada, dividends on Series A Preferred Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder (as defined under "Material Tax Considerations—Certain Canadian Federal Income Tax Considerations") will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend. See "Material Tax Considerations—Certain Canadian Federal Income Tax Considerations".

The Series A Preferred Share represent perpetual equity interests in us.

        The Series A Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Shares may be required to bear the financial risks of an investment in the Series A Preferred Shares for an indefinite period of time. In addition, the Series A Preferred Shares will rank junior in right of payment to all our existing and future indebtedness (including indebtedness outstanding under the Credit Facility), our 6.75% convertible unsecured senior subordinated debentures maturing on December 31, 2021 (the "6.75% Convertible Debentures"), our 5.75% Convertible Debentures, our US$150 million 6.5% European-focused senior unsecured convertible bond (the "6.5% Eurobond") and any indebtedness to our trade creditors) and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series A Preferred Shares have not been rated.

        We have not sought to obtain a rating for the Series A Preferred Shares, and the Series A Preferred Shares may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A Preferred Shares or that we may elect to obtain a rating of the Series A Preferred Shares in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series A Preferred Shares in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series A Preferred Shares. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series A Preferred Shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series A Preferred Shares may not reflect all risks related to us and our business, or the structure or market value of the Series A Preferred Shares.

The Series A Preferred Shares are subordinated to our existing and future indebtedness, and your interests could be diluted by the issuance of additional equity interests in the Corporation, including additional Series A Preferred Shares, and by other transactions.

        The Series A Preferred Shares are subordinated to all of our existing and future indebtedness (including indebtedness outstanding under the Credit Facility, our 6.75% Convertible Debentures, our 5.75% Convertible Debenture, 6.5% Eurobond and any indebtedness to our trade creditors). Therefore, if we become bankrupt, liquidate our assets, reorganize or enter into certain other transactions, our assets will be available to pay our obligations with respect to the Series A Preferred Shares only after we have paid all of our existing and future indebtedness in full. There may be insufficient assets remaining following such payments to make any payments to holders of the Series A Preferred Shares then outstanding.

        In addition, a significant amount of our business is conducted through our subsidiaries. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the Series A Preferred Shares and, as a result, the Series A Preferred Shares will be structurally subordinated to all liabilities and other obligations of our subsidiaries. Accordingly, our right to receive assets from any of our subsidiaries upon our bankruptcy, liquidation or reorganization, and the right of holders of Series A Preferred Shares to participate in those assets, is structurally subordinated to claims of that subsidiary's creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

        As of April 28, 2017, we had CDN$492.7 million of total indebtedness outstanding and we had the ability to borrow an additional CDN$173.9 million under the Credit Facility, subject to certain limitations. We may incur additional indebtedness under the Credit Facility or future credit facilities or by issuing additional senior or subordinated debt securities. Our substantial indebtedness and interest expense could have important consequences to us, including:

  (a)
  limiting our ability to use a substantial portion of cash flow from operations in other areas of our business, including for working capital, capital expenditures and other general business activities, because we must dedicate a substantial portion of these funds to service our debt;

  (b)
  requiring us to seek to incur further indebtedness in order to make the capital expenditures and other expenses or investments planned by us to the extent future cash flows are insufficient;

  (c)
  limiting our ability to obtain future financing for working capital, capital expenditures, debt service requirements, acquisitions and the execution of growth strategy, and other expenses or investments planned by us;

  (d)
  limiting our flexibility and our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in our business and our industry;

  (e)
  limiting our ability to satisfy our obligations under our indebtedness (which could result in an event of default and acceleration if we fail to comply with the requirements of our indebtedness);

  (f)
  increasing our vulnerability to a downturn in our business and to adverse economic and industry conditions generally;

  (g)
  placing us at a competitive disadvantage as compared to our competitors that are less leveraged; and

  (h)
  limiting our ability, or increasing the costs, to refinance indebtedness.

        The issuance of additional equity securities ranking pari passu with or senior to the Series A Preferred Shares would dilute the interests of the holders of the Series A Preferred Shares, and any issuance of Senior Shares or Parity Shares or additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A Preferred Shares. Only the Change of Control provision relating to the Series A Preferred Shares protects the holders of the Series A Preferred Shares in the event of a highly leveraged or other transaction, including a merger, arrangement, amalgamation or consolidation or the sale, lease or conveyance of all or substantially all of our assets or business, which might adversely affect the holders of the Series A Preferred Shares.

Investors should not expect us to redeem the Series A Preferred Shares on the date the Series A Preferred Shares become redeemable by us or on any particular day afterwards.

        The Series A Preferred Shares have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. The Series A Preferred Shares may be redeemed by us at our option at any time on or after March 31, 2022, in whole or in part, out of funds legally available for such redemption, at a redemption price of US$25.00 per Series A Preferred Share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any decision we may make at any time to redeem the Series A Preferred Shares will depend upon, among other things, our evaluation of our cash and capital position and general market conditions at that time and will be subject to limitations contained in the documents governing our indebtedness.

Market interest rates may adversely affect the value of the Series A Preferred Shares.

        One of the factors that will influence the price of the Series A Preferred Shares will be the distribution yield on the Series A Preferred Shares (as a percentage of the price of the Series A Preferred Shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of the Series A Preferred Shares to expect a higher distribution yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of the Series A Preferred Shares to decrease.

The Change of Control Conversion Right may make it more difficult for a party to acquire us or discourage a party from acquiring us.

        The Change of Control Conversion Right (as defined under "Description of the Series A Preferred Shares—Limited Conversion Rights Upon a Change of Control") may have the effect of discouraging a third party from making an acquisition proposal for us or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our Common Shares and Series A Preferred Shares with the opportunity to realize a premium over the then-current market price of such equity securities or that unitholders may otherwise believe is in their best interests.

We could be prevented from paying cash dividends on the Series A Preferred Shares.

        Holders of Series A Preferred Shares do not have a right to dividends on such shares unless declared or set aside for payment by our board of directors. No dividends on Series A Preferred Shares shall be authorized by our board of directors or paid, declared or set aside for payment by us at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under the CBCA or any other applicable law, or when the terms and provisions of any Limiting Documents prohibit the authorization, payment, declaration or setting aside for payment thereof or provide that the authorization, payment, declaration or setting aside for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents. See "Description of the Series A Preferred Shares—Dividends".

Holders of the Series A Preferred Shares do not have voting rights except under limited circumstances.

        Holders of Series A Preferred Shares will generally not have voting rights at meetings of the shareholders of the Corporation except under limited circumstances. Holders of Series A Preferred Shares will have no right to elect our board of directors of the Corporation. See "Description of the Series A Preferred Shares—Voting Rights".

Management will have broad discretion over the use of proceeds of the offering.

        The Corporation currently intends to allocate the net proceeds received from this offering as described under the heading "Use of Proceeds" in this Prospectus Supplement. Accordingly, management will have discretion concerning the use of proceeds of this offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the net proceeds of this offering. Management may use the net proceeds of this offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain. If the proceeds are not applied effectively, the Corporation's results of operations may suffer.

Enforcement of judgments against foreign persons may not be possible.

        The Corporation is a corporation existing under the CBCA. Certain of the Corporation's directors and officers, and certain of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and a portion of their assets and of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of the Series A Preferred Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Series A Preferred Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

 LEGAL MATTERS

        Certain Canadian legal matters in connection with this offering will be passed upon by Fasken Martineau DuMoulin LLP, on behalf of Just Energy, and by Miller Thomson LLP, on behalf of FBR. Certain United States legal matters in connection with this offering will be passed upon by Andrews Kurth Kenyon LLP, on behalf of Just Energy, and by Duane Morris LLP, on behalf of FBR. As at the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, of Andrews Kurth Kenyon LLP, as a group, of Miller Thomson LLP, as a group, and of Duane Morris LLP, as a group, respectively, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Ernst & Young LLP have confirmed that they are independent of Just Energy in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of PCAOB Rule 3520, Auditor Independence.

        The transfer agent and registrar for the Series A Preferred Shares and the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed or will be attached as an exhibit to a Form 6-K with the SEC as part of the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus are a part:

  •
  the documents listed under "Documents Incorporated by Reference";

  •
  the ATM Agreement; and

  •
  powers of attorney pursuant to which amendments to the Registration Statement may be signed.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

This short form base shelf prospectus and amended and restated short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the corporate secretary of Just Energy Group Inc. at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, Canada, M5X 1E1, telephone: 1-416-367-2452 and are also available electronically at www.sedar.com or www.sec.gov.

Short form base shelf prospectus dated December 29, 2016 (For Québec)

Amended and Restated Short Form Base Shelf Prospectus dated December 29, 2016 Amending and Restating the Short Form Base Shelf Prospectus Dated December 14, 2015 (For All Provinces of Canada other than Québec)

New Issue	December 29, 2016

JUST ENERGY GROUP INC.

$1,000,000,000

Common Shares

Preferred Shares
Subscription Receipts
Warrants
Debt Securities
Share Purchase Contracts
Units

We may, from time to time, during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the "Prospectus"), remains valid, offer for sale up to $1,000,000,000 (or the equivalent in other currencies or currency units determined at the time of issue) of: (i) common shares ("Common Shares"); (ii) preferred shares ("Preferred Shares") issuable in one or more series; (iii) subscription receipts ("Subscription Receipts"); (iv) warrants (the "Warrants"); (v) senior or subordinated secured or unsecured debt securities ("Debt Securities"); (vi) share purchase contracts ("Share Purchase Contracts"); and (vii) units comprised of one or more of the other securities described in this Prospectus ("Units" and together with the Common Shares, Preferred Shares, Subscription Receipts, Warrants and Share Purchase Contracts, the "Securities").

        We are permitted, pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements. Purchasers of Securities in the United States should be aware that such requirements are different from those of the United States. Our financial statements incorporated herein by reference have been prepared under International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies.

        Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are residents in, or citizens of, the United States or Canada may not be fully described herein. Prospective investors should read the tax discussion contained in any applicable Prospectus Supplement (as defined below) with respect to a particular offering of Securities.

        The ability of a purchaser of Securities to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the federal laws of Canada, a number of our directors and officers and most of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside of the United States. See "Enforceability of Civil Liabilities".

        An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements".

        Neither the United States Securities and Exchange Commission (the "SEC") nor any state securities commission or Canadian securities regulator has approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

        We may offer Securities in such amount as we may determine in light of market conditions and other factors that we deem relevant. The specific variable terms of any offering of Securities will be set forth in one or more prospectus supplements (each, a "Prospectus Supplement") to this Prospectus including without limitation: (i) in the case of Common Shares, the number of Common Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution) and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the series, the number of Preferred Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price (in the event the offering is a non-fixed price distribution), the dividend rate, the dividend payment dates, any terms for redemption at our option or at the option of the holder, any exchange or conversion terms and any other terms specific to the Preferred Shares being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms, conditions and procedures for the exchange of the Subscription Receipts, the amount and type of Securities that holders thereof will receive upon exchange thereof and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of Warrants offered, the issue price, the terms, conditions and procedures for the exercise of the Warrants, the amount and type of Securities that holders thereof will receive upon exercise thereof and any other terms specific to the Warrants being offered; (v) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit in which the Debt Securities will be issued, the maturity date, interest provisions, authorized denominations, the offering price, covenants, events of default, any terms for redemption at our option or the option of the holder, any sinking fund provisions, any exchange or conversion terms, whether payment on the Debt Securities will be senior or subordinated to our other indebtedness and any other terms specific to the Debt Securities being offered; (vi) in the case of Share Purchase Contracts, whether the Share Purchase Contracts obligate the holder thereof to purchase or sell Common Shares or Preferred

Shares, as applicable, and the nature and amount of each of those Securities and any other terms specific to the Share Purchase Contracts being offered; and (vii) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other terms specific to the Units being offered. The Securities may be offered separately or together in any combination (including in the form of Units). A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus.

        Information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

        Our Common Shares are listed and posted for trading on each of the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol "JE". Our 6.0% extendible convertible unsecured subordinated debentures (the "6.0% Debentures"), our 5.75% convertible unsecured subordinated debentures (the "5.75% Debentures") and our 6.75% convertible unsecured subordinated debentures (the "6.75% Debentures") are listed on the TSX under the symbols "JE.DB", "JE.DB.B" and "JE.DB.C", respectively. Our 6.5% convertible unsecured senior subordinated bonds (the "6.5% Bonds") are listed on the Professional Securities Market of the London Stock Exchange (the "LSE") under the symbol "48IL". On December 28, 2016, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares, the 6.0% Debentures, the 5.75% Debentures and the 6.75% Debentures on the TSX was $7.26, $100.02, $99.50 and $100.97, respectively, and the closing price for the Common Shares on the NYSE was US$5.34. To date there has been no trading of the 6.5% Bonds on the LSE.

        Unless a Prospectus Supplement provides otherwise, any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units will be a new issue of Securities with no established trading market, and unless otherwise specified in a Prospectus Supplement, such Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities in the secondary market (if any), the transparency and availability of trading prices (if any), the liquidity of such Securities, and the extent of issuer regulation. See "Risk Factors".

        We may sell the Securities to underwriters or dealers purchasing as principal, directly to one or more purchasers pursuant to applicable statutory exemptions, or through underwriters, dealers or agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by us in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

        Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities.

        To the extent permitted by applicable law, in connection with any underwritten offering of Securities, other than an "at-the-market distribution", the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

        No underwriter, dealer or agent in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

        This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

        The offering of Securities may be subject to approval of certain legal matters on our behalf by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters, and Andrews Kurth Kenyon LLP with respect to United States legal matters.

        Deborah Merril, James W. Lewis, Patrick McCullough, R. Scott Gahn, Brett A. Perlman, George Sladjoe and William Weld reside outside of Canada and have appointed the Corporation, 100 King Street West, Suite 2630, Toronto, Ontario, Canada M5X 1E1, as agent for services of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for services of process in Canada.

        Our head office is located at Suite 200, 6345 Dixie Road, Mississauga, Ontario L5T 2E6. The registered office of the Corporation is located at 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1.

ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, "$" means lawful currency of Canada and "US dollars" or "US$" means lawful currency of the United States.

        Unless otherwise indicated or the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Just Energy", the "Corporation", "we", "us", and "our" mean Just Energy Group Inc. and its consolidated subsidiaries including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners.

        This Prospectus provides a general description of the Securities that we may offer. Each time we offer and sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference".

        This Prospectus does not contain all of the information set forth in the Corporation's registration statement on Form F-10 (the "Registration Statement"), certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

        Information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.

        You should rely only on the information contained in or incorporated by reference in this Prospectus or an applicable Prospectus Supplement and on the other information included in the Registration Statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these Securities in any jurisdiction where the offer or sale is not permitted by law. You should not assume that the information in this Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference is accurate as of any date other than the respective dates of those documents, as our business, results of operations, financial condition and prospects may have changed since those dates. This Prospectus should not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of Canada in which this Prospectus has been filed, which have also been filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from our corporate secretary at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1 (telephone: 1-416-367-2998) and are also available electronically at www.sedar.com and in the United States through the SEC's website at www.sec.gov.

        The following documents filed with securities commissions or similar authorities in each of the Provinces of Canada in which this Prospectus has been filed are incorporated by reference into and form an integral part of this Prospectus:

  (a)
  the management proxy circular of the Corporation dated May 27, 2016 for the annual and special meeting of shareholders held on June 28, 2016 (the "2016 Circular");

  (b)
  the annual information form of the Corporation dated May 27, 2016 in respect of the year ended March 31, 2016 (the "AIF");

  (c)
  the audited comparative consolidated annual financial statements of the Corporation as at and for the year ended March 31, 2016, together with the notes thereto and the auditors' report thereon (the "Annual Financial Statements");

  (d)
  the management's discussion and analysis of financial condition and results of operations of the Corporation for the year ended March 31, 2016 (the "Annual MD&A");

  (e)
  the unaudited interim condensed consolidated financial statements of the Corporation as at and for the three and six months ended September 30, 2016, together with the notes thereto (the "Second Quarter Financial Statements");

  (f)
  the management's discussion and analysis of financial condition and results of operations of the Corporation for the three and six months ended September 30, 2016 (the "Second Quarter MD&A"); and

  (g)
  the material change report of the Corporation dated September 21, 2016 (the "Material Change Report").

        Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101—Prospectus Distributions and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces of Canada after the date of this Prospectus and prior to the termination of the offering of any Securities under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any similar document or information incorporated by reference into this Prospectus is filed by us with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part.

        Upon a new annual information form and related annual financial statements and management's discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form and all annual financial statements, interim financial statements, accompanying management's discussion and analysis, and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying management's discussion and analysis filed prior to the new interim financial statements shall be deemed to no longer be incorporated in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular relating to an annual meeting of shareholders being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

        Any statement contained in this Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference herein or to constitute a part of this Prospectus.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus, including certain documents incorporated by reference in this Prospectus, contains forward-looking statements and forward-looking information (collectively, the "forward-looking statements") within the meaning of applicable securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are often, but not always, identified by the use of words (including negative and grammatical variations thereof) such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus and the documents incorporated by reference into this Prospectus include, but are not limited to statements pertaining to: the terms of the Securities to be issued and the description thereof in the applicable Prospectus Supplement; the use of proceeds from any offering of Securities; the form of certificates representing the Securities; the availability of a trading market for the Securities; revenues and margins; customer additions and renewals; customer attrition; customer consumption levels; the Corporation's ability to compete successfully; the treatment of governmental regimes; the Corporation's EBITDA and Funds from Operations (see "Non-IFRS Measures"); the Corporation's ability to declare and pay dividends and the timing thereof; the Corporation's internal projections, estimates or beliefs concerning, among other things, an outlook on the estimated amounts and timing of the payment of dividends, capital expenditures, anticipated future debt levels and revenues; and or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This information involves known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. In addition, this Prospectus and the documents incorporated by reference herein may contain forward looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. See also "Forward-Looking Statements" in the AIF, the Annual MD&A and the Second Quarter MD&A, which are incorporated by reference into this Prospectus and which are available at www.sedar.com and through the SEC's website at www.sec.gov for further information with respect to forward-looking statements.

        Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Prospectus and in certain documents incorporated by reference herein include, but are not limited to: general economic and business conditions in North America and globally; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; rates of customer additions, attrition and renewals; fluctuations in natural gas and electricity prices and interest and exchange rates; actions taken by governmental authorities, including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs; dependence on suppliers; risks inherent in marketing operations, including credit risk; potential delays or changes in plans with respect to capital expenditures and the availability of capital on acceptable terms; availability of sufficient financial resources to fund the Corporation's capital expenditures; inability to obtain required consents, permits or approvals; incorrect assessments of the value of acquisitions; failure of the Corporation to realize the anticipated benefits of any acquisition; known or unknown liabilities acquired pursuant to acquisitions; volatility in the stock markets and in market valuations; competition for, among other things, customers, supply, capital and skilled personnel; the results of litigation; dependence on certain suppliers; and the other factors described under "Risk Factors" in this Prospectus, and in the AIF and the Annual MD&A, which are incorporated by reference herein, and described in other filings made by the Corporation with Canadian securities regulatory authorities.

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. The factors listed above should be considered carefully and we caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Further information regarding these factors may be found under the heading "Risk Factors" in this Prospectus, the AIF and the Annual MD&A, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

        Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. No assurance can be given that the expectations reflected in the forward looking statements contained in this Prospectus will prove to be correct. Furthermore, the forward-looking statements contained in this Prospectus are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, including the documents incorporated by reference herein, are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

        We have filed with the SEC a Registration Statement under the United States Securities Act of 1933, as amended (the "1933 Act") with respect to the Securities of which this Prospectus forms a part. This Prospectus does not contain all the information set out in the Registration Statement. For further information about us and the Securities, please refer to the Registration Statement and its exhibits. See "Documents Filed as Part of the Registration Statement."

        We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance with those requirements, we file and furnish reports and other information with the SEC and with the securities regulatory authorities of the provinces of Canada. Under the MJDS, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers and directors, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

        The reports and other information filed and furnished by us with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the Registration Statement that we have filed with respect to the Securities.

        Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

        We are a corporation incorporated under, and governed by, the Canada Business Corporations Act (the "CBCA"). A number of our directors and officers, and most of the experts named in this Prospectus, including the documents incorporated by reference herein, are residents of Canada or otherwise reside outside the United States, and a substantial portion of their assets and our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. There may be doubt as to the enforceability, in original actions in Canadian courts, of liabilities predicated upon the United States federal or state securities laws or other laws of the United States and as to the enforceability in Canadian courts of the judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal or state securities laws or other laws of the United States.

        We filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Corporation Service Company, 1090 Vermont Avenue N.W., Washington, D.C., 20005, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus and any Prospectus Supplement.

NON-IFRS MEASURES

        The documents incorporated by reference herein refer to certain financial measures that are not determined in accordance with IFRS or U.S. generally accepted accounting principles ("U.S. GAAP"), including the financial measures "EBITDA", "Base EBITDA", "Funds from Operations", "Base Funds from Operations", "Base Funds from Operations Payout Ratio", and "Embedded gross margin". These financial measures do not have standardized meanings prescribed by IFRS or U.S. GAAP and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS or U.S. GAAP, but we believe these measures are useful in providing relative performance and measuring change. Definitions of non-IFRS financial measures used by the Corporation are found under the heading "Key Terms" in the Annual MD&A.

PRESENTATION OF FINANCIAL INFORMATION

        Unless indicated otherwise, financial information in this Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with IFRS which differs in some significant respects from U.S. GAAP and thus this financial information may not be comparable to the financial statements of U.S. companies.

 JUST ENERGY GROUP INC.

        Just Energy is an independent competitive retailer of electricity, natural gas and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The Corporation offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations.

        By fixing the price of electricity or natural gas under its fixed-price energy contracts for a period of up to five years, Just Energy's customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat bill products offer a consistent price regardless of usage. The Corporation derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its commodity suppliers. Under the Corporation's Just Green/TerraPass brands, through carbon offset and Renewable Energy Credits programs customers can reduce the negative impact of their own day-to-day energy consumption. The Corporation also launched a residential solar electricity program in the first quarter of fiscal 2016 in California and New York which enables customers to access long-term, environmentally sustainable solar solutions through Just Energy.

        Just Energy is a corporation incorporated under the CBCA. The head office of the Corporation is located at 6345 Dixie Road, Suite 200, Mississauga, Ontario, L5T 2E6 and its registered office is located at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1.

        For further information regarding the Corporation and its subsidiaries and their respective business activities, see the AIF and the other documents incorporated by reference herein.

 RISK FACTORS

        An investment in the Securities is subject to various risks including those risks inherent to our business. Prospective purchasers of Securities should carefully consider the risk factors contained in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated herein by reference) including in the risk factors section contained in our most recent AIF and our most recently filed Annual MD&A and those described in any Prospectus Supplement relating to a specific offering of Securities. The risks and uncertainties described therein are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or deem immaterial, may adversely affect our business, financial condition or results of operations.

        In addition, the following risk factors relate to the Securities qualified by this Prospectus.

There is no existing trading market for the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units.

        There is no existing trading market for the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (if at all). The Corporation may not list the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units on any Canadian or U.S. securities exchange.

Debt Securities may be unsecured debt of the Corporation.

        Debt Securities may be unsecured debt of the Corporation and may rank equally in right of payment with all other existing and future unsecured debt of the Corporation. Unless guaranteed, Debt Securities may be subordinated to all existing and future secured debt of the Corporation to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured Debt Securities. In that event, a holder of unsecured Debt Securities may not be able to recover any principal or interest due to it under such Debt Securities.

Our management will have certain discretion concerning the use of proceeds.

        The Corporation's management will have certain discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

USE OF PROCEEDS

        The net proceeds to be derived from the sale of Securities will be the issue price less any commission paid in connection therewith and the expenses relating to the particular offering of Securities. The net proceeds to us from any offering of Securities, the proposed use of those proceeds and the specific business objectives that we wish to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement. There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" and any other factors set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities. Details of any such investment, if applicable, will be set forth in the applicable Prospectus Supplement. We may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in our share and loan capital, on a consolidated basis, since the date of the Second Quarter Financial Statements which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

EARNINGS COVERAGE RATIOS

        Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

PRIOR SALES

        The Corporation issued the following securities during the 12 month period prior to the date of this Prospectus.

Restricted Share Grants and Performance Bonus Grants

        Restricted share grants ("RSGs") are made under the Corporation's 2010 Restricted Share Grant Plan, as amended from time to time. Performance Bonus Grants ("PBGs") are made under the Corporation's 2013 Performance Bonus Incentive Plan, as amended from time to time. The grant date value of the RSGs and PBGs is generally based on the simple average closing price of the Common Shares on the TSX for the five or ten trading days prior to the grant date.

        The following table describes the number of RSGs and PBGs granted during the 12 month period prior to the date of this Prospectus and the grant value of such RSGs and PBGs.

Date of Grant	Number of RSGs/PBGs Granted	Grant Value
November 12, 2015	44,667	$6.09
February 10, 2016	25,000	$9.18
May 18, 2016	863,750	$7.96
August 10, 2016	7,000	$7.87
November 9, 2016	5,000	$6.74

Deferred Share Grants

        In lieu of a portion of their cash compensation, our non-management directors receive deferred share grants ("DSGs") at the end of each quarter under our 2010 Directors' Compensation Plan, as amended from time to time. The number of DSGs granted to a director is determined by dividing the amount of compensation being paid in DSGs by the simple average closing price of the Common Shares on the TSX for the ten trading days preceding the quarter end.

        The following table describes the number of DSGs granted to our non-management directors during the previous four fiscal quarters and the ten trading day simple average closing price of the Common Shares used to determine the number of DSGs granted.

Quarter Ended	Total Number of DSGs Granted	10 Day Average Closing Price
December 31, 2015	5,986	$9.81
March 31, 2016	6,139	$7.88
June 30, 2016	6,060	$7.96
September 30, 2016	6,444	$6.82

        In addition to the above, our directors receive grants of additional DSGs in lieu of the monthly cash dividends otherwise payable on the Common Shares underlying their DSGs. The number of additional DSGs granted to a director is determined by dividing the aggregate amount of the dividend that would have been paid on such director's DSGs if they had been issued as Common Shares by the simple average closing price of the Common Shares for the last ten trading days of the month in respect of which such dividend is otherwise payable. An aggregate of 4,848 additional DSGs were granted to our directors from November 1, 2015 to October 31, 2016 in lieu of the dividends that otherwise would have been paid on the Common Shares underlying their DSGs.

Common Shares

        The following table describes the number Common Shares issued by the Corporation during the 12 month period prior to the date of this Prospectus.

Date of Issuance	Number of Common Shares Issued	Price
December 16, 2015	132,206	N/A	(1)
March 16, 2016	23,165	N/A	(1)
March 22, 2016	89,000	N/A	(1)
April 11, 2016	13,000	N/A	(1)
June 16, 2016	518,699	N/A	(1)
July 19, 2016	55,484	N/A	(1)

Date of Issuance	Number of Common Shares Issued	Price
July 26, 2016	3,666	N/A	(1)
September 16, 2016	18,334	N/A	(1)
December 16, 2016	29,678	N/A	(1)

Notes:

(1)
Common Shares issued in exchange for the same number of RSGs, PBGs and/or DSGs for no additional consideration.

6.75% Debentures

        On October 5, 2016, we issued $160,000,000 principal amount of 6.75% Debentures at a price of $1,000 per 6.75% Debenture, which bear interest at 6.75% per annum and maturing on December 31, 2021. Each $1,000 principal amount of the 6.75% Debentures is convertible at the option of the holder at any time prior to the close of business on the last business day immediately preceding the earlier of the maturity date and the date fixed for redemption, into 107.5269 Common Shares, representing a conversion price of $9.30 per Common Share, subject to certain anti-dilution adjustments. Please refer to the Material Change Report for additional information.

PRICE RANGE AND TRADING VOLUME

Common Shares

        The Common Shares are listed on the TSX and NYSE under the trading symbol "JE". The following table sets forth certain trading information for the Common Shares for the periods indicated.

				NYSE
	TSX
				High (US$)	Low (US$)
Period(1)	High ($)	Low ($)	Volume			Volume
2015
December	10.22	8.92	10,069,037	7.38	6.53	3,639,163
2016
January	9.90	7.98	10,354,930	7.11	5.49	3,690,483
February	9.43	7.52	8,545,845	6.83	5.37	2,481,679
March	8.30	7.64	6,133,166	6.25	5.83	1,991,735
April	8.16	7.60	4,502,877	6.52	5.85	2,329,716
May	8.33	7.63	5,236,714	6.49	5.88	1,751,838
June	8.73	7.77	4,982,727	6.77	5.94	1,784,055
July	8.25	7.76	5,001,928	6.29	5.97	3,810,835
August	8.09	7.04	8,394,668	6.20	5.44	3,903,207
September	7.31	6.57	6,456,368	5.67	5.03	2,906,778
October	7.30	6.41	8,151,150	5.53	4.86	3,153,137
November	7.47	6.58	7,069,780	5.57	4.86	2,857,558
December 1 to 28	7.58	6.96	5,131,722	5.74	5.19	2,422,511

Note:

(1)
High and low price based on intraday high and low trading prices. Source for TSX data in the above table is the TSX. Source for NYSE data in the above table is Capital IQ.

        On December 28, 2016, being the last trading day prior to the date of this Prospectus, the closing price of the Common Shares was $7.26 on the TSX and US$5.34 on the NYSE (as reported by such stock exchanges).

6.0% Debentures and 5.75% Debentures

        The 6.0% Debentures and 5.75% Debentures are listed on the TSX under the trading symbols "JE.DB" and "JE.DB.B", respectively. The following tables set forth certain trading information for our 6.0% Debentures and 5.75% Debenture for the periods indicated as reported by the TSX.

	6.0% Million Convertible Debentures			5.75% Million Convertible Debentures
Period(1)	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
2015
December	99.00	95.99	4,914,853	97.99	95.10	1,532,000
2016
January	98.75	93.23	2,210,000	96.79	91.00	966,000
February	99.00	95.50	5,351,000	96.01	92.00	970,000
March	99.88	98.50	3,716,000	98.51	95.75	1,115,000
April	99.82	99.04	3,396,750	99.25	97.99	1,325,000
May	99.65	98.93	2,133,000	99.26	98.05	1,430,000
June	99.68	98.26	3,989,000	99.26	98.56	1,572,000
July	99.66	99.13	10,583,000	99.51	98.75	1,876,000
August	100.00	99.50	4,446,100	99.95	99.05	857,000
September	99.99	99.00	16,863,000	99.90	97.99	8,062,000
October	100.11	99.60	12,684,600	100.00	98.11	2,780,000
November	100.76	99.70	3,050,000	99.90	98.98	6,236,500
December 1 to 28	100.56	99.91	1,406,600	99.85	99.25	4,022,000

Note:

(1)
High and low price based on intraday high and low trading prices. Source for data in the above table is the TSX.

        On December 28, 2016, the last trading day prior to the date of this Prospectus, the closing price of the 6.0% Debentures and 5.75% Debentures on the TSX was $100.02 and $99.50, respectively (as reported by such stock exchange).

6.75% Debentures

        The 6.75% Debentures are listed on the TSX under the trading symbols "JE.DB.C". The following tables set forth certain trading information for our 6.75% Debentures for the periods indicated as reported by the TSX.

	6.75% Million Convertible Debentures
Period(1)	High ($)	Low ($)	Volume
2016
October	99.74	95.50	22,100,000
November	100.80	98.99	15,332,000
December 1 to 28	100.98	99.50	4,063,000

Note:

(1)
High and low price based on intraday high and low trading prices. Source for data in the above table is the TSX.

        On December 28, 2016, the last trading day prior to the date of this Prospectus, the closing price of the 6.75% Debentures on the TSX was $100.97 (as reported by such stock exchange).

6.5% Bonds

        The 6.5% Bonds were listed on the Professional Securities Market of the LSE under the trading symbol 48IL on June 12, 2014. To date the LSE has not reported any trading activity.

DIVIDENDS

        Our dividend policy provides that the amount of cash dividends, if any, to be paid on the Common Shares, is subject to the discretion of our board of directors ("Board" or "Board of Directors") and may vary depending on a variety of factors, including: (i) the prevailing economic and competitive environment; (ii) our results of operations and earnings; (iii) financial requirements for our operations and growth; (iv) the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends; (v) contractual restrictions and financing agreement covenants; and (vi) other relevant factors and conditions existing from time to time. It is the current intention of the Board of Directors to pay a dividend on our outstanding Common Shares of $0.50 annually ($0.125 quarterly) per Common Share. There is no guarantee that we will maintain this dividend policy.

        Shareholders of record on a dividend record date are entitled to receive dividends paid by us in respect of that month. Cash dividends are made on the last business day of the calendar month to the shareholders of record on the 15th day of such month or the first business day thereafter.

SHARE CAPITAL

        The authorized share capital of the Corporation consists of an unlimited number of Common Shares and 50,000,000 Preferred Shares of which, as of December 28, 2016, 147,822,639 Common Shares and no Preferred Shares were issued and outstanding.

DESCRIPTION OF COMMON SHARES

        Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Corporation and to one vote per share at such meetings (other than meetings of another class of shares of the Corporation). The holders of Common Shares are, at the discretion of our Board of Directors and subject to the preferences accorded to the holders of Preferred Shares and any other shares of the Corporation ranking senior to the Common Shares from time to time, as well as applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. See "Dividends".

DESCRIPTION OF PREFERRED SHARES

        Our Board may at any time in accordance with the CBCA issue Preferred Shares in one or more series, each series to consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board prior to such issuance. Except where specifically provided by the CBCA, the holders of the Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting. The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Liquidation, Dissolution or Winding-Up

        In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among its shareholders, the holders of the Preferred Shares and Common Shares shall be entitled, after payment of all liabilities of the Corporation, to share in all remaining assets of the Corporation as follows:

  (a)
  the holders of the Preferred Shares shall be entitled in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time, to be paid rateably with holders of each other series of Preferred Shares in the amount, if any, specified as being payable preferentially to the holders of such series; and

  (b)
  the holders of the Common Shares shall be entitled, subject to the preferences accorded to holders of Preferred Shares and any other shares of the Corporation ranking senior to the Common Shares from time to time, to share equally, share for share, in the remaining property of the Corporation.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        Subscription Receipts may be offered separately or together with other Securities. As at the date of this Prospectus, the Corporation has no Subscription Receipts outstanding.

        The Subscription Receipts will be issued under a subscription receipt agreement entered into between us and an escrow agent (the "Escrow Agent"). The applicable Prospectus Supplement will include details of the agreement pursuant to which such Subscription Receipts will be created and issued. Subscription Receipts are a security of ours that will entitle the holders to receive Common Shares or other Securities or combination of Securities upon the satisfaction of certain conditions, typically the completion of an acquisition by us of the assets or securities of another entity. Subsequent to the offering of Subscription Receipts, all or a portion of the subscription proceeds for the Subscription Receipts are held in escrow by the Escrow Agent, pending the satisfaction of the conditions. Holders of Subscription Receipts are not shareholders. Holders of Subscription Receipts are only entitled to receive Common Shares or other Securities upon exchange or conversion of their Subscription Receipts in accordance with the terms thereof or to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

        The particular terms and provisions of Subscriptions Receipts offered under any Prospectus Supplement, and the extent to which the general terms and provisions described in this Prospectus may apply to those Subscription Receipts, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable: (i) the number of Subscription Receipts offered; (ii) the price and currency or currency unit at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares or other Securities; (iv) the number of Common Shares or other Securities that may be obtained upon exchange or conversion of each Subscription Receipt; (v) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each other Security; (vi) the terms applicable to the gross proceeds from the sale of such Subscription Receipts plus any interest or other income earned thereon; and (vii) any other material terms and conditions of the Subscription Receipts. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

        The preceding description and any description of Subscription Receipts in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the subscription receipt agreement relating to such Subscription Receipts.

        Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the applicable Prospectus Supplement. In the case of Subscription Receipts which are exchangeable for other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the exchange of the Subscription Receipts until the issuance of those securities in accordance with the terms of the Subscription Receipts.

DESCRIPTION OF WARRANTS

        Warrants may be offered separately or together with other Securities. As at the date of this Prospectus, the Corporation has no Warrants outstanding.

        The Warrants may be issued under a separate Warrant agreement or indenture. The applicable Prospectus Supplement will include details of the agreement or indenture pursuant to which such Warrants will be created and issued. A copy of any such Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

        The particular terms and provisions of the Warrants offered under any Prospectus Supplement, and the extent to which the general terms of the Warrants described in this Prospectus may apply to those Warrants, will be described in the applicable Prospectus Supplement filed in respect of the Warrants. This description will include, where applicable: (i) the number of Warrants offered; (ii) the price and currency or currency unit at which the Warrants will be offered; (iii) the terms, conditions and procedures for the exercise of Warrants for Common Shares or other Securities; (iv) the number of Common Shares or other Securities that may be obtained upon exercise of each Warrant; (v) the designation and terms of any other Securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each Security; (vi) the terms applicable to the gross proceeds from the sale of such Warrants plus any interest earned thereon; and (vii) any other material terms and conditions of the Warrants.

        The preceding description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any Warrant agreement or indenture relating to such Warrants.

        Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the applicable Prospectus Supplement. In the case of Warrants which are exercisable to purchase other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the exercise of the Warrants until the issuance of those securities in accordance with the terms of the Warrants.

DESCRIPTION OF DEBT SECURITIES

        The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of any Debt Securities offered, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in a Prospectus Supplement.

        The Debt Securities will be direct secured or unsecured obligations of the Corporation as described in the applicable Prospectus Supplement. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. The senior Debt Securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of the Corporation (except for unsecured and unsubordinated indebtedness preferred by mandatory provisions of law). The subordinated Debt

Securities will be subordinated in right of payment to the prior payment in full of the senior Debt Securities and all other senior indebtedness of the Corporation.

        The Debt Securities will be issued under one or more indentures (each a "Debt Indenture") between the Corporation and a trustee that will be named in the applicable Prospectus Supplement, including, without limitation, in respect of Debt Securities issued in Canada, under supplemental indentures to the indenture dated May 5, 2010 between the Corporation and Computershare Trust Company of Canada as debenture trustee, and in the case of Debt Securities to be issued in the United States and, if applicable, Canada, under a trust indenture to be entered into between Just Energy and a trustee to be determined (the "US Indenture"). A copy of the US Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The indenture under which any Debt Securities are issued will be specified in the applicable Prospectus Supplement. The statements made hereunder relating to any Debt Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Debt Indenture.

        Each Debt Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. The applicable Prospectus Supplement will contain the terms and other information with respect to the Debt Securities being offered thereby, which may include the following:

  (a)
  the designation, aggregate principal amount and authorized denominations of such Debt Securities;

  (b)
  the currency or currency unit for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

  (c)
  any applicable subordination provisions;

  (d)
  the offering price or the percentage of the principal amount or discount at which such Debt Securities will be issued;

  (e)
  the date or dates on which such Debt Securities will mature;

  (f)
  the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such interest rates (if any);

  (g)
  the dates on which any such interest will be payable and the record dates for such payments;

  (h)
  the name of the trustee under the Debt Indenture pursuant to which the Debt Securities are to be issued;

  (i)
  any redemption term or terms under which such Debt Securities may be defeased;

  (j)
  whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

  (k)
  the place or places where principal, premium (if any) and interest (if any) will be payable;

  (l)
  any sinking fund provisions;

  (m)
  whether such Debt Securities will be issued in whole or in part in the form of one or more global securities;

  (n)
  the identity of the depositary for global securities;

  (o)
  whether a temporary security is to be issued with respect to such Debt Securities and whether any interest payable prior to the issuance of definitive Debt Securities of such series will be credited to the account of the persons entitled to such interest;

  (p)
  the terms upon which beneficial interests in a temporary global Debt Security may be exchanged in whole or in part for beneficial interests in a definitive global Debt Security or for individual definitive Debt Securities and the terms upon which such exchanges may be made;

  (q)
  the securities exchange(s) on which such series of Debt Securities will be listed, if any;

  (r)
  any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the Debt Indenture;

  (s)
  any right of the trustee or the holders to declare the principal, premium (if any) and interest (if any) with respect to such series of Debt Securities to be due and payable;

  (t)
  the governing law of such Debt Securities and Debt Indenture;

  (u)
  any provisions relating to any security provided for such Debt Securities;

  (v)
  any exchange or conversion terms; and

  (w)
  any other specific terms, including any additional events of default or covenants not inconsistent with the provisions of the applicable indenture.

        The Debt Securities may, at our option, be issued in fully registered certificated form or in "book-entry only" form. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the trustee for such Debt Securities.

        Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

        The preceding description and any description of Debt Securities in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Debt Indenture relating to such Debt Securities.

        In the case of Debt Securities which are convertible into other securities of the Corporation, the holders will not have any of the rights of holders of the securities issuable upon the conversion of the Debt Securities until the issuance of those securities in accordance with the terms of the Debt Securities and Debt Indenture.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

        The following sets forth certain general terms and provisions of the Share Purchase Contracts. The particular terms and provisions of any Share Purchase Contracts offered, and the extent to which the general terms and provisions described below may apply to such Share Purchase Contracts, will be described in a Prospectus Supplement. The Corporation may issue Share Purchase Contracts, representing contracts obligating holders to purchase from or sell to the Corporation, and obligating the Corporation to purchase from or sell to the holders, a specified number of Common Shares or Preferred Shares, as applicable, at a future date or dates, including by way of instalment. The Corporation has delivered an undertaking to the securities regulatory authority in each of the provinces of Canada in which this Prospectus has been filed that the Corporation will not distribute Share Purchase Contracts to any member of the public in Canada unless the Prospectus Supplement containing the specific terms of the Share Purchase Contracts to be distributed separately is first approved for filing by the securities regulatory authority in each of the provinces of Canada where the Share Purchase Contracts will be distributed.

        The price per Common Share or Preferred Share, as applicable, may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula contained in the Share Purchase Contracts. The Corporation may issue Share Purchase Contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

        The applicable Prospectus Supplement will contain the terms and other information with respect to the Share Purchase Contracts being offered thereby, which may include the following:

  (a)
  whether the Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares or Preferred Shares, as applicable, and the nature and amount of each of those Common Shares or Preferred Shares, as applicable, or the method of determining those amounts;

  (b)
  whether the Share Purchase Contracts are to be prepaid or not, or paid in instalments;

  (c)
  any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

  (d)
  whether the Share Purchase Contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares or Preferred Shares, as applicable;

  (e)
  any acceleration, cancellation, termination or other provisions relating to the settlement of the Share Purchase Contracts;

  (f)
  the date or dates on which the sale or purchase must be made, if any;

  (g)
  whether such Share Purchase Contracts will be listed on any securities exchange;

  (h)
  whether the Share Purchase Contracts will be issued in fully registered or global form;

  (i)
  any rights, privileges, restrictions and conditions attaching to the Share Purchase Contracts; and

  (j)
  any other specific terms.

        The Prospectus Supplement will describe the terms of any Share Purchase Contracts. The preceding description and any description of Share Purchase Contracts in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Share Purchase Contract agreement and, if applicable, collateral arrangements and depository arrangements relating to such Share Purchase Contracts.

        Share Purchase Contract certificates will be exchangeable for new Share Purchase Contract certificates of different denominations at the office indicated in the Prospectus Supplement. In the case of Share Purchase Contracts which obligate the holders to purchase securities from the Corporation, the holders will not have any of the rights of holders of the securities to be purchased pursuant to the Share Purchase Contracts until the completion of the purchase of those securities by the relevant holder in accordance with the terms of the Share Purchase Contract.

DESCRIPTION OF UNITS

        The Corporation may issue Units, separately or together, with other Securities. The applicable Prospectus Supplement will include details of the Units being offered thereunder. As at the date of this Prospectus, the Corporation has no Units outstanding.

        Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

        The particular terms and provisions of the Units offered under any Prospectus Supplement, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable: (i) the number of Units offered; (ii) the price or prices, if any, at which the Units will be issued; (iii) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); (iv) the currency or currency unit in which the Units will be offered; (v) the Securities comprising the Units; (vi) whether the Units will be issued with any other securities and, if so, the amount and terms of such securities; (vii) any minimum or maximum subscription amount; (viii) whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (ix) any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and (x) any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

OTHER MATTERS RELATING TO THE SECURITIES

General

        The Securities may be issued in fully registered certificated form or in book-entry only form.

Certificated Form

        Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.

Book-Entry Only Form

        Securities issued in "book-entry only" form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book-entry only offering, we will cause a global certificate or certificates or an electronic deposit representing the aggregate number of Securities subscribed for under such offering to be delivered to or deposited with, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from us or the depository evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

        If we determine, or the depository notifies us in writing, that the depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the Securities will be issued in certificated form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Certificated Form

        Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or certificates representing such Securities, as applicable.

Book-Entry Only Form

        Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security or otherwise take action with respect to such holder's interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Certificated Form

        Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.

Book-Entry Only Form

        Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us to the depository or its nominee, as the case may be, as the registered holder of the Security and we understand that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

        As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, our responsibility and liability in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend or interest (as applicable) due on the Securities to the depository or its nominee.

        Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities.

        We understand that under existing industry practices, if we request any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by us, any trustee and the depository. Accordingly, any holder that is not a participant must rely on the contractual arrangement it has directly or indirectly through its financial intermediary with its participant to give such notice or take such action.

        We, the underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interest of the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in the Prospectus Supplement or in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

PLAN OF DISTRIBUTION

        We may sell the Securities: (i) to underwriters or dealers purchasing as principal; (ii) directly to one or more purchasers pursuant to applicable statutory exemptions; or (iii) through underwriters, dealers or agents in Canada, the United States and elsewhere where permitted by law, in any case for cash or other consideration. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.

        The Prospectus Supplement relating to a particular offering of Securities will also set forth the terms of the offering of the Securities including, to the extent applicable: (i) the name or names of any underwriters, dealers or agents; (ii) any fees, discounts, commissions or other remuneration payable to such underwriters, dealers or agents in connection with the offering; (iii) a description of services to be provided by underwriters, dealers or agents in relation to the offering; (iv) the method of distribution of the Securities; and (v) in the event the offering is a fixed price distribution, the initial offering price and the proceeds that we will receive. The distribution of Securities may be effected from time to time in one or more transactions at fixed prices or at market prices prevailing at the time of sale, which prices may vary between purchasers and during the period of distribution of the Securities, including sales in transactions that are deemed to be "at-the-market distributions" in accordance with National Instrument 44-102—Shelf Distributions (described below). Any public offering price and any discounts or concessions allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.

        If underwriters purchase Securities as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased.

        The Securities may also be sold directly by us at prices and upon terms agreed to by the purchaser and us, or through underwriters, dealers or agents designated by us from time to time. Any underwriter, dealer or agent involved in the offering and sale of the Securities pursuant to this Prospectus will be named, and any commissions or fees payable by us to that underwriter, dealer or agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any underwriter, dealer or agent through which we sell Securities would be acting on a "best efforts" basis for the period of its appointment.

        Underwriters, dealers or agents may make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" as defined in and subject to limitations imposed by applicable securities laws which includes sales made directly on an existing trading market for our Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to "at-the-market distributions", underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an "at-the-market distribution", as defined under applicable Canadian securities legislation, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. The Corporation intends to submit an application with applicable securities regulatory authorities for exemptive relief if and when it determines to proceed with an "at-the-market" distribution. Such application will include the specific terms of the proposed "at-the-market" distribution. The Corporation will not complete an "at-the-market" distribution without first obtaining such exemptive relief.

        Unless a Prospectus Supplement provides otherwise, any offering of Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units will be a new issue of Securities with no established trading market, and unless otherwise specified in the applicable Prospectus Supplement, such Securities will not be listed on any securities exchange. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units, and the extent of issuer regulation. See "Risk Factors". Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, Share Purchase Contracts or Units, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in such Securities nor as to the liquidity of the trading market, if any, for such Securities.

        This Prospectus does not qualify any securities that would be "specified derivatives" as defined in National Instrument 44-102—Shelf Distributions.

        Underwriters, dealers or agents who participate in the distribution of Securities under this Prospectus may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation (including under the 1933 Act and applicable securities legislation in Canada), or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

 CERTAIN INCOME TAX CONSIDERATIONS

        Applicable Prospectus Supplements may describe certain Canadian and/or United States federal income tax consequences generally applicable to investors arising from purchasing, holding, and disposing of Securities. However, prospective investors are cautioned and advised to consult with their own independent tax advisors and legal counsel as necessary prior to purchasing Securities.

OTHER FACTS

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

        Other than as set forth below, no director or executive officer of the Corporation, or a security holder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, as at the date hereof, or has been within the 10 years before the date hereof, a director, or executive officer of any company that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of such person ceasing to act in that capacity become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

        Mr. John Brussa was formerly a director of Calmena Energy Services Inc. ("Calmena") which was placed in receivership on January 20, 2015. Mr. Brussa resigned as a director of Calmena on June 30, 2014. Mr. Brussa was formerly a director of Enseco Energy Services Inc. ("Enseco") which was placed in receivership on October 14, 2015. Mr. Brussa resigned as a director of Enseco on October 13, 2015. Mr. Brussa is a director of Argent Energy Ltd. which is the administrator of Argent Energy Trust. On February 17, 2016, Argent Energy Trust and its Canadian and United States holding companies (collectively "Argent") commenced proceedings under the Companies' Creditors Arrangement Act ("CCAA") for a stay of proceedings until March 19, 2016. On the same date, Argent filed voluntary petitions for relief under Chapter 15 of the United States Bankruptcy Code ("Chapter 15"). On March 9, 2016, the stay of proceedings under the CCAA was extended until May 17, 2016. Additionally on March 10, 2016 the United States Bankruptcy Court approved an order recognizing the CCAA as the foreign main proceedings under Chapter 15. Mr. Brussa was formerly a director of Twin Butte Energy Ltd. ("Twin Butte"). Mr. Brussa resigned as a director of Twin Butte on September 1, 2016. On September 1, 2016, the senior lenders of Twin Butte (the "Twin Butte Senior Lenders") made an application to the Court of Queen's Bench of Alberta (the "Court") to appoint a receiver and manager over the assets, undertakings and property of Twin Butte under the Bankruptcy and Insolvency Act (Canada) and trading in the common shares of Twin Butte was suspended by the TSX. On September 1, 2016, the Twin Butte Senior Lenders were granted a receivership order by the Court.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain Canadian legal matters relating to the offering of such Securities will be passed upon for us by Fasken Martineau DuMoulin LLP and certain United States legal matters, to the extent they are addressed in any Prospectus Supplement, will be passed upon for us by Andrews Kurth Kenyon LLP. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

 INTEREST OF EXPERTS

        Except as set forth below or in a Prospectus Supplement relating to an offering of Securities, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion in this Prospectus or an amendment to this Prospectus, either directly or in a document incorporated by reference herein, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company (excluding the auditors of businesses acquired by us).

        Ernst & Young LLP is the auditor of the Corporation and is independent of the Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus is a part insofar as required by Form F-10: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) the consent of Ernst & Young LLP; (iii) powers of attorney from certain directors and officers pursuant to which the amendments to the Registration Statement may be signed; and (iv) the Debt Indenture.

JUST ENERGY GROUP INC.

Up to US$150,000,000
of 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares

PROSPECTUS SUPPLEMENT
May 2, 2017

FBR